[redacted]

08002518

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

SEC Mail Processing Section

APR 21 2008

Washington, DC
104

18 April 2008

Office of International Corporate Finance
Securities and Exchange Commission
100F Street, NE
Room 3606, Washington, DC 20549
Tel : (202) 942-8088

SUPPL

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Yours faithfully,

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

James Orr
Company Secretary

5/14

c.c. Burr Henly, Sullivan & Cromwell
Level 32,
101 Collins Street,
Melbourne 3000

List of documents forwarded under cover of this letter to Securities and Exchange Commission dated 18 April 2008.

Ref.	Title	Date released to ASX
1.	PaperlinX Refinances Multi-Currency Debt Facility	17 January 2008
2.	Webcast Details for PaperlinX 2008 Interim Results	4 February 2008
3.	Half Year Financial Results • ASX release "Platform Progressing For 2009 Benefit" • Appendix 4D • Interim Financial Report	21 February 2008
4.	2008 Interim Results Presentation	21 February 2008
5.	Appointment of Executive Director	21 February 2008
6.	Initial Director's Interest Notice (David Lamont)	26 February 2008
7.	Change of Director's Interest– Lindsay Yelland and Andrew Guy	3 March 2008
8.	Change of Director's Interest– Andrew Guy	7 March 2008
9.	DRP Issue Price for Interim Dividend	12 March 2008
10.	Change of Director's Interest– Tom Park	3 March 2008
11.	Half Year Financial Report 2008 Booklet	12 March 2008
12.	Change in substantial holding from AXA	2 April 2008
13.	New issue announcement (Appendix 3B)	9 April 2008
14.	Change of Director's Interest– Nora Scheinkestel, Lindsay Yelland and Andrew Guy	9 April 2008
15.	Ceasing to be a substantial holder (The Capital Group)	11 April 2008
16.	Change in substantial holding (Maple Brown)	11 April 2008

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

STOCK EXCHANGE RELEASE

17 January 2008

PAPERLINX REFINANCES MULTI-CURRENCY DEBT FACILITY

PaperlinX today announced that it has successfully arranged the refinancing of its multi-currency debt facility. The new syndicated facility of US$589 million consists of a US$251 million 1-year tranche, a US$263 million 3-year tranche and a US$75 million 5 year tranche.

National Australia Bank and the Commonwealth Bank of Australia were the lead arrangers in a syndicate with 4 other banks. The facility replaces PaperlinX's existing multi-currency facility.

PaperlinX's Chief Financial Officer, David Lamont said, "We are very pleased with this outcome given the broader credit market issues and are encouraged by the strong support of key relationship banking partners. This facility meets our financing needs at a competitive cost without significantly impacting our net funding costs."

The facility provides PaperlinX with flexibility to borrow in multiple currencies, including AUD, USD, CAD, EUR and GBP. It is available to refinance existing debt and fund business requirements globally.

PaperlinX will release its interim results on 21 February 2008.

For further information, please contact:

Mr David Shirer
Executive General
Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

NEWS RELEASE

4 February 2008

PAPERLINX 2008 INTERIM RESULTS

PaperlinX Limited will be releasing its results for the six months to 31 December, 2007 to the Australian Stock Exchange on Thursday, 21 February, 2008.

A live webcast of the management presentation will be held at 9.30am (AEST) on 21 February 2008. If you wish to view the webcast you should access the Company website www.paperlinx.com at least 15 minutes before the commencement of the webcast to register.

The presentation material to be used will be available on the company's website, and an archived version of the webcast will be available on the website shortly after completion.

For further information, please contact:

Mr David Shirer
Executive General
Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

STOCK EXCHANGE RELEASE

21 February 2008

PLATFORM PROGRESSING FOR 2009 BENEFITS

PaperlinX today announced profit after tax for the six months ended 31 December 2007 of $35.3 million, up 8% on the prior corresponding period. Reported EBIT was $85.7 million, down 1.5%. Underlying EBIT, adjusted for asset sales and the implementation of strategic initiatives, was $92.1 million (down 4.1%). The interim dividend will be 3.0 cents per share, unfranked.

The key features of this result are:

- Rising input costs and currency continued to impact on Manufacturing earnings despite continued good work on mix and operational efficiencies
- Continued positive contribution from strategic initiatives with an annualised run rate of $65 million (net) delivered to date; on track to exceed initial 2009 targets of an incremental $100 million profit per annum (over 2005) by up to an additional $25 million per annum (following successful completion of the pulp mill upgrade)
- Strong contribution from recent merchant acquisitions, with above plan progress on integrations in Canada and Italy
- Improved mix and growth in sign and display, graphics and industrial packaging
- Merchanting return on average funds employed of 11.4% was in line with the prior corresponding period, benefiting from declines in working capital
- The pulp mill upgrade project is now expected to cost up to $310 million, but is on track for returns above 12% with increased output and improved EBIT benefits.

Commenting on the result, PaperlinX CEO Mr Tom Park said, "Though only modest versus our longer term expectations, these results are consistent with previous commentary regarding the difficult external environment PaperlinX faces in most markets during 2008. Our returns have been negatively impacted by the upfront investment made over the past two years against the pulp mill upgrade and associated projects that, on completion, will begin to provide substantial benefits in 2009 and beyond. It is pleasing that we are on-track and now less than six months away from the 2009 financial year in which we expect a step change in benefits from these positive initiatives and strategic investments."

"We are seeing a more integrated and competitive company emerge, as reflected in successful merchant acquisition integrations and on-going improvements in mix (value based selling), working capital management, IT integrations, expense management and safety performance."

Added Mr Park, "While the increased capital costs being incurred during the current financial year on the pulp mill upgrade is disappointing, the strategic rationale behind this project remains sound. The upgrade will deliver major benefits to quality, our environmental footprint, and the costs of our manufacturing business in the 2009 financial year."

"As we said at our full year results in August last year, 2008 was always going to be a platform year, building towards delivering on our strategic initiatives in fiscal 2009. And that is the way this year has progressed. External conditions have remained as tough as expected, and are not assumed to provide much second half benefit, though further industry consolidation and pricing in Europe are possible as a result of escalating input costs and generally low industry returns."

"But as we come out of this year, and complete the start-up of the pulp mill upgrade early in fiscal 2009, we will see a step change in the net benefits from our strategic initiatives during the 2009 financial year that will deliver improved returns to our shareholders."

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

PaperlinX has reported operating earnings (EBIT) of $85.7 million and after tax earnings of $35.3 million for the half year ended 31 December 2007.

PAPERLINX LIMITED AND CONTROLLED ENTITIES		6 months ended 31 December		
		2007	2006	% change
Sales Revenue	$M	3,783.0	3,948.5	(4.2)
Earnings from Operating Activities before interest, income tax, amortisation and depreciation	$M	136.5	137.8	(1.0)
Earnings from Operating Activities before interest & income tax	$M	85.7	87.1	(1.5)
Underlying Earnings from Operating Activities before interest & income tax	$M	92.1	96.0	(4.1)
Profit before tax	$M	54.2	50.7	7.1
Profit after income tax	$M	35.3	32.7	7.9
Step-up Preference Security (SPS) distribution	$M	(12.9)	0.0	
Key Ratios				
Earnings before interest and income tax to average funds employed	%	6.2	6.6	
Average Working Capital to Sales	%	18.0	18.3	
Operating Cash Flow	$M	(110.4)	(142.0)	
Net interest cover [(1)]	x	2.7	2.4	
Net debt/Net debt & Equity	%	32.7	39.7	
Basic earnings per share post SPS distribution	cps	5.0	7.3	
Dividend per share	cps	3.0	5.0	

(1) After capitalised interest in the first half of 2008 of $7.1 million compared with $1.2 million in the first half of 2007.

Note: *In this statement, currency is in Australian dollars unless otherwise indicated.*

- Sales revenue fell 4.2% to $3.78 billion from $3.95 billion in the prior corresponding period partly due to the divestiture of western Canadian operations.
- Reported EBIT fell 1.5% to $85.7 million and underlying EBIT fell 4.1% to $92.1 million.
- Operating profit includes net one-off costs of $(6.4) million before tax arising from restructuring costs of $(14.1) million partially offset by net profit on property transactions of $7.7 million, compared to $(8.9) million in the prior corresponding period.
- After tax profit was up 7.9% to $35.3 million.
- Earnings per share were 5.0 cents after the distribution for PaperlinX Step-up Preference Securities (SPS) issued in March 2007. For the six months this was $4.5219 per security which totalled $12.9 million.
- The interim dividend of 3.0 cents per share, unfranked, compares with 5.0 cents per share in the prior corresponding period.

- Earnings before interest, tax, depreciation and amortisation (EBITDA) were $136.5 million, down 1% over the prior year but with an improved margin to sales. Net cash flow from operating activities was $(110) million, improved $32 million versus the prior corresponding period due to lower trade working capital.
- PaperlinX overall return on average funds employed was 6.2%, down on the prior corresponding period reflecting up-front investments on the pulp mill upgrade and other strategic initiatives.
- Paper Merchanting achieved earnings before interest and tax of $96.6 million, down 2.6% on the prior corresponding period though EBIT margins grew from 2.7% to 2.8%. Underlying operating earnings were $98.2 million (excluding a net $1.6 million in one-off costs), in line with the prior period. Paper demand in the UK and the US was weak though continental Europe was healthier. Realised prices were generally higher due to a favourable sales mix. Earnings were significantly impacted by currency translation, most notably in the US and the UK. However, the gross profit percentage was up 0.3% due to mix, and trading expenses were down 4.0%. ROAFE was steady at 11.4%, supported by a 6.8% improvement in average net working capital.
- Earnings before interest and tax for Paper Manufacturing of $3.9 million included a net $(4.8) million of one-off costs associated with strategic initiatives. Underlying operating earnings of $8.7 million were down $3.9 million on the prior corresponding period, being impacted by higher input costs ($4.4 million more than in the prior year) and the impact of currency, but benefiting from positive mix and efficiencies.
- The annualised run rate from strategic initiatives in the first half was a net $65 million over the base 2005 level. We remain on track to exceed the $100 million per annum net incremental target for 2009 by up to $25 million per annum (following successful completion of the pulp mill upgrade).
- As a part of the Group's ongoing property sales programme to release funds for growth, a process has begun to sell a pan-European portfolio of the remaining company owned properties in Europe with a book value of approximately $140 million and upside sales potential.
- Working capital decreased by $55 million versus December 2006 and average working capital to sales fell to 18.0% versus 18.3%.
- Capital expenditure in the period was $187 million (including $106 million on the pulp mill upgrade, $32 million on ancillary catch-up capital, with normal sustenance capital below depreciation). The second major shut for the pulp mill upgrade was completed on time, though the project capital is now expected to exceed the August estimate by up to $60 million. Returns remain on track to exceed 12% due to the higher expected EBIT benefit arising from increased output and greater cost savings than originally planned.
- In February the multi-currency borrowing facility was renewed at US$589 million in 1, 3 and 5 year tranches.

Commentary on the Group Interim Results

Introduction

Reported profit after tax of $35.3 million for the six months ended 31 December 2007 compared with $32.7 million for the prior corresponding period. Results included a net $(6.4) million in pre-tax one-off costs associated with various strategic initiatives ($(8.9) million in the prior corresponding period). Reported EBIT was $85.7 million, down 1.5% on the prior corresponding period.

A decline in underlying operating earnings ($92.1 million, down 4% versus the prior corresponding period) was seen. The key impacts were continued cost pressures particularly in Manufacturing in an environment where currency movements have limited pricing and volume impacts, partly mitigated by margin management and benefits from strategic initiatives.

The external demand environment has remained largely unchanged; however there have been improvements in pricing realisations mainly in continental Europe and Asia.

Working capital showed a normal seasonal increase from June, but was at lower levels than seen in the prior corresponding period. The average working capital to sales ratio showed a 2% improvement over the prior corresponding period, reducing from 18.3% to 18.0%.

The return on average funds employed of 6.2% declined slightly as investments on strategic initiatives precede major benefits to flow in 2009.

Paper Merchanting

The Paper Merchanting businesses achieved EBIT of $96.6 million, down 3% on the prior corresponding period, though underlying EBIT of $98.2 million was flat versus prior corresponding period. Operating earnings in North America were down 6% in local currency with above market growth constrained by the soft demand conditions, Europe was flat on the prior corresponding period in local currency and Australia, NZ and Asia was up 71%, off an artificially low prior corresponding period. Volume was down 2.5% partly due to the prior corresponding period including the Cascades western Canadian businesses subsequently divested, and also reflecting the changed mix due to divestment in France and acquisition in Italy. This, along with currency translation, impacted revenue which was down 4.5%, although there was growth in North America and Central Europe

Overall, the Paper Merchanting businesses have continued to produce good returns in this difficult environment, with clear potential for upside from any improvements in the current market conditions. Total merchanting return on average funds employed was 11.4% (10.5% in 2004). Overall trading expenses were down 4% despite an improved stock to indent ratio, while the average working capital to sales ratio reduced to 15.7% from 16.1%.

Paper Manufacturing

Underlying operating earnings from Paper Manufacturing in Australia were impacted by higher input costs and the impact of the higher Australian dollar on both paper selling prices in Australia and the translation of export earnings. Operating earnings of $3.9 million included a net $(4.8) million one-off charge and were ahead of the prior corresponding period. Underlying operating earnings of $8.7 million was down on the $12.6 million earned in the prior corresponding period.

Earnings have continued to be impacted by depressed Australian paper selling prices in the coated paper segment as a result of a strong Australian dollar relative to the US dollar. We have seen a high level of paper imports lowering paper selling prices in Australia, and reduced export returns when translated to Australian dollars.

Paper Manufacturing's strategy, to improve returns from the current depressed position, is to increase domestic margins and sales through product, environmental and logistics innovation while managing costs through efficiency and supply chain improvement. During 2008 new products have been launched including Reflex® Recycled 100 and ENVI® carbon neutral publication paper in addition to achieving environmental accreditations (FSC and PEFC) on key brands.

Completed strategic initiatives are already delivering significant benefits, including the upgrade of the Maryvale number 1 sack kraft machine, the closure of the Shoalhaven number 1 and 2 paper machines and the creation of PaperlinX Office and PaperlinX Printing and Publication Papers. Cost reduction programmes implemented during the period included the reduction of shifts on a number of paper machines and conversion of oil and coal fired power plants to natural gas. Future gains will come from continued improvements in operating efficiencies, cost reductions and product rationalisation, potentially supported by pricing as global capacity utilisation improves. The upgrade of the Maryvale pulp mill and its associated projects will provide additional benefits for 2009 and beyond on costs, quality and environmental measures.

<u>The pulp mill upgrade project has seen increases in total costs along with improved project benefits to remain on-track for targeted returns (over 12% ROAFE).</u>

Project costs have escalated and are now expected to exceed previous estimates by up to $60 million, bringing the total cost of the pulp mill upgrade project up to $310 million. Escalations have primarily been due to raw material, labour and overhead costs, previously indicated as key risk areas. The project is well progressed with more than 70% of the capital, 95% of materials and over 60% of labour complete. Contracts have now been awarded for remaining construction. The wood yard and ancillary equipment required for increased rate will be started up before the end of this financial year to reduce project complexity and commissioning risk.

Project benefits have also increased. Incremental output capacity has increased from 80,000 tonnes to over 90,000 tonnes through design improvements. Per tonne cost benefits have also improved from the increase in volume throughput and the widened differential between manufactured cost and pulp import costs, which will particularly benefit 2009 comparisons versus 2008 (initial ongoing estimate for imported pulp cost of US$520/mt, new ongoing estimate $US550/mt, current spot US$750/mt). The projected annualised EBIT benefits have increased from $30-35 million pa at project inception to $40-50 million pa today.

OPERATING EARNINGS

The following table shows, for PaperlinX Limited and controlled entities, Operating Earnings (EBIT), Sales Revenue and Total Assets by industry segment for the six months to 31 December in Australian dollars.

	EBIT		Sales Revenue		Total Assets	
	Dec 2007 $M	Dec 2006 $M	Dec 2007 $M	Dec 2006 $M	Dec 2007 $M	Dec 2006 $M
Industry Segments						
Europe	63.9	66.2	2,308	2,388	2,127	2,101
North America	22.0	26.6	651	719	507	480
Australia, NZ and Asia (1)	10.7	6.3	518	531	449	470
Inter-merchant Sales	-	-	(20)	(20)	-	-
Total Paper Merchanting	96.6	99.1	3,457	3,618	3,083	3,051
Paper Manufacturing (1)	3.9	3.0	482	510	1,270	1,053
Corporate (1) (2)	(14.8)	(15.0)			52	25
Operating earnings before interest & income tax	85.7	87.1				
Net Interest (3)	(31.5)	(36.4)				
Income Tax Expense	(18.9)	(18.0)				
Outside Equity Interests	0.0	0.0				
Inter-segment Sales			(156)	(179)		
Unallocated Assets (deferred tax assets)					51	64
Total	35.3	32.7	3,783	3,949	4,456	4,193

Notes – (1) Reported historic results adjusted to reflect the formation of PaperlinX Office.
(2) Corporate includes Group overheads, governance and compliance costs, financing costs, public company costs, Group wide long term incentive costs and applicable one-off items.
(3) After capitalised interest in the first half of 2008 of $7.1 million compared with $1.2 million in the first half of 2007.

Underlying Operating Earnings

Reported operating earnings for recent periods have contained a number of one-off items. This chart helps provide clarity on the trend in underlying operating earnings (EBIT) after removing one-off costs and benefits relating to property transactions and costs associated with implementing strategic initiatives. On this basis, the first half EBIT for 2008 has shown a negative performance relative to recent trends with Manufacturing impacted by ongoing input cost increases and currency impacts on pricing. Merchanting was flat on pcp.



A$m
Underlying Group Operating Earnings
120
100
80
60
40
20
0
1H05
2H05
1H06
2H06
1H07
2H07
1H08

Trade Working Capital

Trade working capital for the Group at December 2007 was $1,420 million. This was 4% lower than December 2006. Average trade working capital for the period was $1,396 million, was also below the prior period after adjusting for currency and acquisitions. The average working capital to sales ratio continued to show improvement, reducing to 18.0% from 18.3%, while on a currency adjusted basis (as shown in the chart) it reduced to 18.4% versus 19.1% in the prior corresponding period.



(A$M)
(%)
1,475
1,425
1,375
21
20
19
18
Average Working Capital/Sales (Currency Adjusted) - RHS
Rolling Average Working Capital (Currency Adjusted) - LHS
Jun-05
Jun-06
Jun-07

Financial Position

At 31 December 2007, PaperlinX had a gearing ratio of net debt to net debt plus equity of 32.7%, which is below both the prior corresponding period and the Group's target range of 40% to 50%. Interest cover was 2.7 times (2.4 times for the prior corresponding period) reflecting the benefits of the SPS issue against the increased capital investment in 2008 relating to the pulp mill upgrade project. Both of these ratios are in compliance with debt covenants.

Earnings before interest, tax, depreciation and amortisation (EBITDA) were $136.5 million, down 1% over the prior corresponding period. Net cash flow from operating activities was an outflow of $(110.4) million, as compared with a net outflow of $(142.0) million in the prior corresponding period due to an improved seasonal working capital shift. Net debt has reduced to $952 million compared to $1,067 million at the same period last year.

Capital expenditure in the period was $187 million (including $106 million on the pulp mill upgrade, $32 million on ancillary catch-up capital, with normal sustenance capital below depreciation). No significant new expenditures have been committed to over the past six months. Funding for all capital expenditure projects is available within existing credit lines.

Average funds employed were up $91 million primarily due to the pulp mill project expenditure ($106 million for the period, $188 million to date) which will begin to deliver a return in 2009.

The distribution for PaperlinX Step-up Preference Securities (SPS) instrument for the first half of the 2008 financial year was $4.5219 per security which totalled $12.9 million.

PaperlinX has an appropriate mix of long, medium and short term debt, and has undrawn lines of credit available to it beyond current foreseeable needs. In February 2008 the company renewed its multi currency borrowing facility with a cap of US$589 million, in 1, 3 and 5 year tranches. Net interest expense reduced 14% to $31.5 million reflecting the benefits of the equity raised through the SPS, against increases in floating interest rates, and higher debt levels associated with the pulp mill project (capitalised interest was $7.1 million versus $1.2 million in the prior corresponding period).

As a part of the Group's ongoing property sales programme to release funds for growth, a process has begun to sell a pan-European portfolio of the remaining company owned properties in Europe with a book value of approximately $140 million with upside sales potential.

Potential future income tax benefits relating to accumulated tax losses of $95 million (tax affected) have not been recognised in the balance sheet.

Dividend

Directors have declared an unfranked interim dividend of 3.0 cents per share compared with 5.0 cents per share in the prior corresponding period.

The interim dividend will be paid on 4th April 2008 to shareholders on record as of 5th March 2007 as being entitled to the dividend. The PaperlinX Dividend Reinvestment Plan (DRP) applies in respect of this interim dividend.

SUSTAINABILITY

Employees

As at 31 December 2007, PaperlinX had 9,466 employees, up 0.2% versus the prior corresponding period and up 2.4% versus two years ago (as a result of acquisitions). Of our employees 29% are in Australia, New Zealand and Asia, 54% in Europe and 17% in North America.

Safety

Achieving our goal of no accidents and injuries is a continuous challenge. Over the past six years the overall Lost Time Injury Frequency Rate (LTIFR) has been reduced successfully by 40%, and in the last 12 months the Group's rolling LTIFR decreased from 6.3 to 5.4.

A number of programmes are underway to lead further improvement such as vehicle and traffic risk management and manual handling training, while a new health and wellness programme for employees is being rolled out this year.

Safety and health will continue to be a key focus for PaperlinX at all levels of management and operations.


Rolling 12 month average LTIFR
(Injuries per million hours worked)
12
10
8
6
4
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07

Environment

PaperlinX has a long-term commitment to the environment and is focusing on areas where sustainability can deliver real and credible benefits at many levels.

We believe there are three critical areas our organisation should focus on:

1. Energy use and carbon footprint (greenhouse gas emissions)
2. Resource use and water management
3. Waste reduction and recycling

Manufacturing is an energy intensive business and storing and distributing paper also uses energy. Given that our manufacturing operations account for around 90% of our energy use much of the effort is focused here. Key projects include:

- Preparing a carbon strategy ahead of the Australian Government National Greenhouse & Energy Reporting Act, which has included quantifying and then seeking ways to improve our total carbon footprint in Australian manufacturing
- PaperlinX has signed a Greenhouse Challenge Plus agreement with the Australian Government and is identifying and implementing further opportunities to reduce greenhouse gas emissions (GGE) at Australian Paper's manufacturing sites
- Launch of ENVI®, Australia's first carbon neutral printing and publishing paper accredited by the Australian Greenhouse Office
- Oil and coal-fired boilers have been replaced at Wesley Vale and Shoalhaven with gas-fired boilers which will significantly reduce greenhouse gas emissions.
- Warehouse consolidations reducing logistics emissions.
- The Maryvale Pulp Mill upgrade will provide strong economic benefits and reduce GGE, other air emissions, odour and liquid waste.
- Australian Paper recently qualified as a member of The WWF Australia Forest and Trade Network. This is an initiative to promote responsible forest management and credible forest certification.

Other projects across the Group include:

- Formation of a Sustainability Affinity Group to co-ordinate an overall group sustainability position and facilitate the sharing of global best practice in this area, along with the appointment of a Sustainability Director in Europe.
- The Group is rationalising its logistics operations in Europe to improve fleet utilisation and reduce greenhouse gas emissions.

Sites around the group are identifying and implementing recycling opportunities for waste such as fibre, plastic, paper, wood and metals.

PaperlinX had no significant environmental breaches or non-compliance with environmental regulations during the period.

BALANCE SHEET

PAPERLINX LIMITED AND CONTROLLED ENTITIES		December 2007	December 2006
Current Assets	$M	2,742.1	2,698.8
Non Current Assets	$M	1,713.8	1,494.5
Total Assets	$M	4,455.9	4,193.3
Current Liabilities	$M	1,720.9	1,355.2
Non Current Liabilities	$M	778.3	1,216.5
Total Liabilities	$M	2,499.2	2,571.7
Shareholders Equity	$M	1,956.7	1,621.6
Key Balance Sheet Ratios			
Net Debt	$M	951.9	1,067.1
Net tangible assets per share	$	2.67	2.55

INCOME STATEMENT

PAPERLINX LIMITED AND CONTROLLED ENTITIES	6 months ended 31 December 2007 $M	2006 $M
SALES REVENUE	3,783.0	3,948.5
Operating Earnings before depreciation, amortisation, interest and income tax (EBITDA)	136.5	137.8
Depreciation and amortisation	(50.8)	(50.7)
Operating Earnings before interest and income tax (EBIT)	85.7	87.1
Net Interest Expense	(31.5)	(36.4)
Operating profit from Ordinary Activities before income tax	54.2	50.7
Income tax expense on Operating profit	(18.9)	(18.0)
Outside Equity Interests	0.0	0.0
NET PROFIT AFTER TAX	35.3	32.7

RETURN ON AVERAGE FUNDS EMPLOYED (1)

		6 months Dec 2007	6 months Dec 2006
Merchanting*	%	11.4	11.4
Australian Paper*	%	0.7	0.6
PaperlinX Group	%	6.2	6.6

* before allocation of corporate overheads

(1) EBIT / average funds employed

Summary and Outlook

Fine paper manufacturing capacity reductions continue to balance weakening demand to see global capacity utilisation rates hold or improve. Thus, despite generally soft demand in the UK and the US, prices are holding with some potential for increases in Europe (including the UK) and Asia. Industry consolidation could lead to further capacity reductions and thus influence future pricing.

PaperlinX does not expect substantial assistance from the above in the second half, but does note the potential for improved industry dynamics in the medium term. Variations to demand, input costs and currency relativities will all continue to influence results as has been seen in the first half of 2008.

The primary contribution to future PaperlinX earnings growth outside of improvements in external conditions remains the successful delivery of the strategic initiatives, now expected to exceed the original 2009 target of $100 million per annum by up to $25 million per annum following successful completion of the pulp mill upgrade project. Changes already mentioned to the pulp mill project are not expected to materially impact 2008 earnings projections though upside exists to benefits that are expected in fiscal 2009.

Financing flexibility is provided by the renewal of the multi-currency borrowing facility, continued target reductions of working capital, and the planned sale of a pan-European portfolio of properties with a book value of approximately $140 million.

Internal momentum continues to be positive as reflected in successful acquisition integrations, broad-based delivery of strategic initiatives, improving working capital to sales ratios, successful roll-out of common IT systems, an improving environmental footprint and continued reductions in injury frequency rates.

APPENDIX 1 - SECTOR COMMENTARY

PAPER MERCHANTING - TOTAL (1)

		6 months Dec 07	6 months Dec 06
Sales Volume	'000 tonnes	1,863	1,910
Sales Revenue	A$M	3,457	3,618
Earnings before Interest & Tax	A$M	96.6	99.1
EBIT/Sales Ratio	%	2.8	2.7
Return on Average Funds Employed	%	11.4	11.4

(1) Reported historic results adjusted to reflect the formation of PaperlinX Office

- Overall sales volume for Paper Merchanting was down around 2.5% due mainly to lower volumes in the UK and NW Europe (mostly indent and commodity uncoated) and the divestiture of Western Canadian operations.
- The EBIT/Sales ratio improved marginally (2.8% versus 2.7%) as a result of actions taken to improve mix.
- The stock to indent ratio (the ratio of product sold from our warehouse stock compared to the product sold directly from suppliers) improved.
- Growth in Sign and Display, Graphics and Industrial Packaging revenue was around 5% in source currency.
- Sales revenue for the total Paper Merchanting business was 4.5% behind the prior corresponding period and EBIT was 3% behind, though underlying EBIT was flat.
- Average working capital was 6.8% below prior and the average working capital to sales ratio declined from 16.1% to 15.7%.
- The return on average funds employed was 11.4%, well above the cost of capital and in line with the prior corresponding period.

Europe

		6 months Dec 07	6 months Dec 06
NW Europe	'000 tonnes	352	382
UK & Ireland (1)	'000 tonnes	572	601
Central & Southern Europe	'000 tonnes	258	258
Total European Sales Volume	'000 tonnes	1,182	1,241
Sales Revenue	€M	1,396	1,399
Earnings before Interest & Tax	€M	38.6	38.8
EBIT/Sales Ratio	%	2.8	2.8

Note (1) Also includes volume from South Africa

- Sales volumes were down 5%. Our key markets in the UK and the Netherlands both suffered market driven volume declines, although this was largely confined to lower margin indent and office products sales, with December particularly weak for what appear to be seasonal reasons.
- The average price realisation across the European merchanting platform was 5% ahead of the prior corresponding period, supported by continued improvements in mix including the acquisition in Italy, ongoing improvements in the stock to indent ratio, continued

growth in Sign and Display and Industrial Packaging, and branded sales of key coated and environmental papers.

- Reported EBIT was largely in line with the prior corresponding period despite volume declines seen in a small number of key markets. Underlying EBIT was up 3% on the prior corresponding period, and the EBIT/sales ratio held at 2.8%.
- Progress on the rollout of the UK integrated logistics solution, The Delivery Company, has progressed well with 11 sites now operational (7 sites exited).
- The consolidation of two warehouses in Barcelona onto one site was successfully completed.
- In the Netherlands the successful consolidation of our envelope manufacturing business Velpa and our industrial packaging business onto one site was completed.
- The integration of the two business papers activities in the Netherlands was completed and they are now operating as Living Office.
- Average working capital improved on the prior corresponding period as did the average working capital to sales ratio, which improved to 17.6% from 18.0% in the prior correspond period.
- Printers in the UK are facing a challenging market, raising the need for continued tight management of creditors.
- Operating expenses were in line with the prior corresponding period with cost savings balancing higher labour costs.
- The integration and results for the acquisition in Italy are progressing ahead of plan.
- The rollout of a common European IT system is progressing to plan with implementation in Ireland and progressed rollouts in Germany and the UK.

North America

		6 months Dec 07	6 months Dec 06
Sales Volume	'000 tonnes	320	315
Sales Revenue	US$M	561	547
Earnings before Interest & Tax	US$M	19.0	20.2
EBIT/Sales Ratio	%	3.4	3.7

- Total sales volume growth for North America of 1% was impacted by the sale of businesses in Western Canada as a result of the Cascades acquisition in Canada. Excluding this impact, underlying volume growth of 5% was ahead of the market, supported by a 9% growth in proprietary brands and various top line growth initiatives.
- Overall market conditions were soft, with the US showing reduced market volumes (total US printing and writing paper volumes down 4.7% in calendar 2007). Despite US mill capacity utilisation rates being consistently above 94%, all North American producers are struggling to cover increased input and operational costs.
- North American paper selling prices continued to be supported by mill capacity reductions (some 2.1 million short tonnes of woodfree capacity alone in calendar 2007), with realised prices up 1% on the prior corresponding period, despite ongoing weakness in market demand.
- The total operating earnings result eased reflecting the impact of the weak US market on EBIT margins.
- Canadian prices were down over 6% as a result of the weak US dollar but due to good margin management gross profit percentage was up 1%.
- The Toronto warehouse integration (4 locations into 1) was completed successfully in January 2008.

- IT integrations across Canada and within Kelly Paper are now completed, providing additional opportunities for business benefits.
- Operating expenses were impacted by business improvement initiatives underway which will provide growth platforms into the future (graphics, global customer solutions).
- Average working capital to sales at 12.6% was a slight improvement over the prior corresponding period at 12.9%.

Australia, NZ and Asia [1]

		6 months Dec 07	6 months Dec 06
Sales Volume	'000 tonnes	375	370
Sales Revenue	A$M	518	532
Earnings before Interest & Tax	A$M	10.7	6.3
EBIT/Sales Ratio	%	2.1	1.2

(1) Includes the Group's paper trading activities.

- Reported EBIT was up 71% with underlying EBIT up 40%. The prior corresponding period included negative currency impacts that were not repeated. Revenue was 3% below the prior corresponding period with lower revenues in paper trading having a considerable impact. Excluding this, revenues were down only 0.5%.
- Pricing in Australia and New Zealand remained under pressure from a weak US dollar. Overall price realisations for the region were down around 4% with regional and mix variations.
- Australian earnings remained under pressure from the competitive market conditions. New Zealand earnings saw the benefit against prior of the non-repeating FX impacts, but underlying earnings were largely flat in a very competitive market.
- Customer consolidation remains a feature of both the Australian and New Zealand markets.
- Entry into the Australian sign and display market with acquisition of iMedia.
- Asian EBIT was 23% above the prior corresponding period on the back of volume growth and tight control of operating expenses. Overall pricing was up on the prior corresponding period, helping margins.
- Paper Trading earnings remained unchanged despite volume restrictions from Paper Manufacturing due to shuts related to the pulp mill upgrade.
- Average working capital was reduced 12% as a result of ongoing good performance on inventory management and warehouse consolidations leading to a continued improvement in the working capital to sales ratio.
- Earnings benefited from good performance on trading expenses which were down 10%.

PAPER MANUFACTURING

		6 months Dec 07	6 months Dec 06
Communication paper Sales Volume	'000 tonnes	232	254
Packaging paper Sales Volume	'000 tonnes	149	159
Total Sales Volume	'000 tonnes	381	413
Sales Revenue	A$M	482	510
Underlying Earnings before Int & Tax	A$M	8.7	12.6
Reported Earnings before Int & Tax	A$M	3.9	3.0
Return on Average Funds Employed	%	0.7	0.6

- Overall sales volumes were impacted by the second shut related to the pulp mill upgrade and a corresponding reduction in export volumes. Domestic communication papers volumes were up from the prior corresponding period although overall volume declined due to reduced exports.
- Higher pulp costs have continued to impact operating earnings, with the average price of pulp up 15% on the prior corresponding period in US dollars. Cost increases in US dollars have been mitigated to some extent by the stronger Australian dollar (up 2.5% in Australian dollars). Pulp prices have remained high with further increases announced.
- Reported EBIT contained less one-off charges than in the prior corresponding period resulting in a small increase from $3.0 million to $3.9 million. Underlying EBIT of A$8.7 million was less than the prior corresponding period due to the combined impact of the stronger Australian dollar, higher pulp costs and weaker coated paper prices.
- In the face of cost and currency impacts, good progress has been made on efficiencies and positive mix management to contain the downward impact on EBIT to only $3.9 million.
- The high Australian dollar continues to hold down pricing across most segments, though more particularly in coated woodfree and publication papers markets, with a net direct impact on EBIT from export earnings of A$(8.7) million versus the prior corresponding period.
- Ongoing work on product and customer rationalisation saw shift reductions on 3 manufacturing units to take effect in the second half of the year. Restructuring charges associated with the shift reductions were booked in the first half.
- The GO GREEN WITH ENVI® range of carbon neutral papers was launched during the period offering the first Australian made carbon neutral paper with Australian Greenhouse Office certification.
- Average working capital was at a similar level to the prior corresponding period however the period end position for working capital to sales was adverse due to the timing of plant shuts.
- Two major shuts have now been completed for the Maryvale pulp mill project with benefits being seen from the work completed.
- Insurance proceeds of $3.6 million were received during the period.

APPENDIX 2 – VARIATION ANALYSIS

Reported EBIT for the 6 months ended December 2007 was $85.7 million, down 1.5% on the $87.1 million reported for the prior corresponding period. The chart below highlights the key items of variance between these two periods, with commentary relating to the three key areas.

EBIT VARIATION ANALYSIS BY MAJOR INFLUENCE



Top line
Strategic initiatives
External impacts and expenses
110
100
90
80
70
A$M
1H07 Actual
Price / Margin / Mix
Volume
Asset Sales
Strat Init Cost
Strat Init Benefits
Direct FX
Inflation
Comm Input Costs
Expenses (Real)
1H08 Actual

Top Line Growth

- While sales volumes were down 3%, stock volumes remained relatively constant versus the prior corresponding period, despite a 24% decline in office paper papers volumes sold through our Merchanting platform.
- The stock to indent ratio trend continued its positive development, with stock sales (higher margin) representing 55.8% of Merchant volumes (54.9% in the previous corresponding period).
- Within Manufacturing, Australian communication paper volumes improved by over 4% reflecting the strength of our brands and recent product launches. Packaging volumes were down by 6%.
- Gross margin percentage improved in all key regions highlighting the benefit of mix management activities and further growth in Sign and Display, Industrial Packaging and branded products.

Strategic Initiatives

- Asset sales were higher in the half by $5.4 million as compared with the prior corresponding period and reflect our ongoing review of our property portfolio and capital management.
- Strategic initiatives continue to be a key driver of profitability. In the six months to December 2007, the $14.1 million investment in restructuring costs was an increase of $2.5 million over the prior corresponding period.
- All projects are on track to deliver targeted returns and a further $18 million of gross benefits was delivered in the half.

External Impacts and Expense Management

- Despite negative impacts of translation of overseas and export earnings, net direct FX movement was positive versus the prior corresponding period due to no losses recorded in New Zealand on settlement of overseas purchases (experienced in the prior corresponding period) and gains on funding related transactions ($7 million unrealised) in the half.
- Commodity input costs continue to put pressure on our Manufacturing business, but have eased in magnitude when compared to the impact seen in prior periods.
- Real expenses improved around $4 million and reflect the ongoing programme of expense management. The prior year benefit of $4.2 million due to defined benefit superannuation plan gains recorded under AIFRS did not repeat in this half.

Rules 4.3 A

Appendix 4D

Half Yearly Report

Introduced 1/1/2003

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005 146 350	✓		31 December 2007

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1).

				A$M
Revenue *(item 1.1)*	down	3.5%	to	3,784.6
Net profit (loss) for the period attributable to:				
Equity holders of PaperlinX Limited (item 1.13)	up	8.0%		35.3
Minority interest (item 1.14)				-
Profit for the period (item10.1)	up	8.0%	to	35.3

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	N/A	N/A
Interim dividend *(Half yearly report only - item 15.6)* This dividend was declared at the date of this report. This dividend has not been provided for in the accounts as at 31 December 2007.	3.0¢	Nil
Previous corresponding period *(Preliminary final report – item 15.5, half year report – item 15.7)*	5.0¢	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	5 March 2008

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Refer attached news release.

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – A$M	Previous corresponding period - A$M
1.1	Revenue *(items 1.30 – 1.32)*	3,784.6	3,923.7
1.2	Other income *(items 1.33 – 1.39)*	15.6	6.2
1.3	Expenses (*items 1.40 – 1.46)*	(3,726.9)	(3,839.2)
1.4	**Result from operating activities**	**73.3**	**90.7**
1.5	Financial income *(items 1.50 – 1.52)*	17.1	3.2
1.6	Financial expenses *(items 1.53 – 1.57)*	(36.2)	(43.7)
1.7	Net financing cost	(19.1)	(40.5)
1.8	**Profit before tax**	**54.2**	**50.2**
1.9	Tax expense	(18.9)	(17.8)
1.10	**Profit after tax but before profit from discontinuing operations**	**35.3**	**32.4**
1.11	Profit from discontinued operations, net of tax	-	0.3
1.12	**Profit for the period:**	**35.3**	**32.7**
	Profit for the period attributable to:		
1.13	Equity holders of PaperlinX Limited	35.3	32.7
1.14	Minority interest	-	-
		35.3	32.7

Earnings per security (EPS) (item 10)		Current period	Previous corresponding period
1.20	Basic EPS (cents)	5.0	7.3
1.21	Basic EPS from continuing operations (cents)	5.0	7.3
1.22	Diluted EPS (cents)	4.9	7.2
1.23	Diluted EPS from continuing operations (cents)	4.9	7.2

+ See chapter 19 for defined terms.

		Current Period – A$M	Previous Corresponding Period A$M
	REVENUES AND EXPENSES		
	Revenue		
1.30	Sales of goods	3,783.0	3,922.6
1.31	Commissions	1.6	1.1
1.32	**Total Revenue**	**3,784.6**	**3,923.7**

	Other income		
1.33	Rent	1.1	1.8
1.34	Dividends	0.2	0.4
1.35	Net profit on disposal of non-current assets (1)	8.2	1.2
1.36	Insurance proceeds	3.6	-
1.37	Government grants	0.1	-
1.38	Other	2.4	2.8
1.39	**Total other income**	**15.6**	**6.2**

(1) Included in the amount in the current year is $5.5 million (2006: Nil million) in relation to profits arising on the disposal of properties under commercial sale and lease back arrangements. In accordance with the on-going review of the owned properties, it is expected that further commercial sale and lease back arrangements may be undertaken in the future.

		Current Period – A$M	Previous Corresponding Period A$M
	Expenses		
1.40	Cost of sales	(3,087.6)	(3,217.3)
1.41	Personnel costs non-manufacturing	(350.2)	(344.3)
1.42	Logistics and distribution	(153.9)	(158.4)
1.43	General and administration	(120.0)	(103.3)
1.44	Sales and marketing	(14.8)	(15.3)
1.45	Research and development	(0.4)	(0.6)
1.46	**Total expenses (excluding financing costs**	**(3,726.9)**	**(3,839.2)**

	Net financing costs		
	Financial income:		
1.50	Interest income	3.0	3.2
1.51	Net foreign exchange gains	14.1	-
1.52	**Total financial income**	**17.1**	**3.2**
	Financial expenses:		
1.53	Interest expense	(41.6)	(40.4)
1.54	Less capitalised interest	7.1	1.2
		(34.5)	(39.2)
1.55	Net foreign exchange losses	-	(3.4)
1.56	Other borrowing costs	(1.7)	(1.1)
1.57	**Total financial expenses**	**(36.2)**	**(43.7)**
1.58	**Total net financing costs, continuing operations**	**(19.1)**	**(40.5)**
	Net interest expense, continuing operations:		
1.60	Interest income	3.0	3.2
1.61	Interest expense	(34.5)	(39.2)
1.62	**Total net interest expense, continuing operations**	**(31.5)**	**(36.0)**

+ See chapter 19 for defined terms.

		Current Period - A$m	Previous Corresponding Period A$m
	Profit before tax		
1.70	Revenue, sale of goods:		
	• Continuing operations	3,783.0	3,922.6
	• Discontinuing operations	-	25.9
		3,783.0	3,948.5
1.71	Profit before depreciation, impairment, amortisation, net interest and tax:		
	• Continuing operations	136.5	136.9
	• Discontinuing operations	-	0.9
		136.5	137.8
1.72	Depreciation, impairment and amortisation:		
	• Continuing operations	(50.8)	(50.7)
	• Discontinuing operations	-	-
		(50.8)	(50.7)
1.73	Profit before net interest and tax:		
	• Continuing operations	85.7	86.2
	• Discontinuing operations	-	0.9
		85.7	87.1
1.74	Net interest:		
	• Continuing operations	(31.5)	(36.0)
	• Discontinuing operations	-	(0.4)
		(31.5)	(36.4)
1.75	Profit before tax:		
	• Continuing operations	54.2	50.2
	• Discontinuing operations	-	0.5
		54.2	50.7
1.76	Tax:		
	• Continuing operations	(18.9)	(17.8)
	• Discontinuing operations	-	(0.2)
		(18.9)	(18.0)
1.77	Profit for the period:		
	• Continuing operations	35.3	32.4
	• Discontinuing operations	-	0.3
		35.3	32.7

+ See chapter 19 for defined terms.

Consolidated retained profits		Current period - A$M	Previous corresponding period A$M
1.80	Retained profits (accumulated losses) at the beginning of the financial period	15.0	(38.2)
1.81	Net profit (loss) attributable to equity holders of PaperlinX Limited	35.3	32.7
1.82	Employee share options and rights	5.3	2.2
1.83	Dividends paid	(26.9)	(20.1)
1.84	Distributions provided on PaperlinX step-up preference securities	(12.9)	-
1.85	Actuarial gains on defined benefit plans	0.5	3.4
1.86	**Retained profits (accumulated losses) at end of the year**	**16.3**	**(20.0)**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax A$M (a)	Related tax A$M (b)	Related outside +equity interests A$M (c)	Amount (after tax) attributable to members A$M (d)
2.1	Amortisation of computer software	(9.7)	-	-	(9.7)
2.2	Amortisation of brand names	-	-	-	-
2.3	Amortisation of other intangibles	-	-	-	
2.4	**Total amortisation of intangibles**	**(9.7)**	-	-	**(9.7)**
2.5	Extraordinary items (details)	-	-	-	-
2.6	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year – A$M	Previous year – A$M
3.1	Consolidated profit (loss) after tax attributable to equity (ordinary and preference) holders of PaperlinX Limited reported for the *1st* half year (item 1.13 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) after tax attributable to equity (ordinary and preference) holders of PaperlinX Limited for the *2nd* half year	N/A	N/A
	Total for year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated balance sheets		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Current assets			
4.1	Cash and cash equivalents	180.6	448.8	197.9
4.2	Trade and other receivables	1,638.1	1,564.0	1,610.9
4.3	Inventories	923.4	861.2	890.0
4.4	**Total current assets**	**2,742.1**	**2,874.0**	**2,698.8**
	Non-current assets			
4.5	Receivables	38.1	17.7	8.6
4.6	Investments	13.9	13.3	13.8
4.7	Property, plant and equipment	1,184.9	1,066.6	994.7
4.8	Intangible assets	425.9	417.9	413.2
4.9	Deferred tax assets	51.0	52.9	64.2
4.10	**Total non-current assets**	**1,713.8**	**1,568.4**	**1,494.5**
4.11	**Total assets**	**4,455.9**	**4,442.4**	**4,193.3**
	Current liabilities			
4.12	Trade and other payables	1,148.2	1,256.8	1,054.4
4.13	Loans and borrowings	502.6	494.9	225.2
4.14	Income tax payable	12.8	5.1	12.9
4.15	Employee benefits	45.4	47.1	50.3
4.16	Provisions	11.9	19.1	12.4
4.17	**Total current liabilities**	**1,720.9**	**1,823.0**	**1,355.2**
	Non-current liabilities			
4.18	Payables	53.5	53.8	83.9
4.19	Loans and borrowings	629.9	565.7	1,039.8
4.20	Deferred tax liabilities	47.2	48.9	44.1
4.21	Employee benefits	39.4	37.8	37.2
4.22	Provisions	6.9	7.6	11.5
4.23	Deferred income	1.4	0.5	-
4.24	**Total non-current liabilities**	**778.3**	**714.3**	**1,216.5**
4.25	**Total liabilities**	**2,499.2**	**2,537.3**	**2,571.7**
4.26	**Net assets**	**1,956.7**	**1,905.1**	**1,621.6**

+ See chapter 19 for defined terms.

Condensed consolidated balance sheets(cont)		At end of current period A$M	As shown in last annual report A$M	As in last half yearly report A$M
	Equity			
4.27	Issued capital	1,708.0	1,701.5	1,698.3
4.28	Reserves	(44.2)	(87.9)	(56.8)
4.29	Retained profits	16.3	15.0	(20.0)
4.30	Equity attributable to holders of ordinary shares of PaperlinX Limited	1,680.1	1,628.6	1,621.5
4.31	PaperlinX step-up preference securities (net of issue costs)	276.5	276.4	-
4.32	Minority interests	0.1	0.1	0.1
4.33	**Total equity**	**1,956.7**	**1,905.1**	**1,621.6**
4.34	Preference capital included as part of 4.33	**276.5**	**276.4**	**-**

+ See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period A$M	Previous corresponding period – A$M
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance**	**N/A**	**N/A**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period A$M	Previous corresponding period – A$M
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance**	**N/A**	**N/A**

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period A$M	Previous corresponding period – A$M
	Cash flows related to operating activities		
7.1	Receipts from customers	3,777.7	3,840.1
7.2	Payments to suppliers and employees	(3,850.8)	(3,950.3)
7.3	Dividends received	0.2	0.4
7.4	Interest received	3.1	3.2
7.5	Interest paid	(37.9)	(36.9)
7.6	Income taxes paid	(8.9)	(6.6)
7.7	Other income received	6.2	8.1
7.8	**Net operating cash flows**	**(110.4)**	**(142.0)**
	Cash flows related to investing activities		
7.9	Loans (advanced to)/repaid by other persons	-	0.1
7.10	Acquisition of property, plant and equipment and intangibles	(186.6)	(63.5)
7.11	Acquisition of controlled entities and businesses	(13.9)	(11.1)
7.12	Partial refund of the purchase price in relation to an acquisition in a prior period	-	8.7
7.13	Proceeds on disposal of property, plant and equipment	5.8	12.2
7.14	Proceeds from the sale of controlled entities and businesses	-	16.4
7.15	**Net investing cash flows**	**(194.7)**	**(37.2)**
	Cash flows related to financing activities		
7.16	Dividends paid	(20.5)	(14.4)
7.17	SPS distributions paid	(19.0)	-
7.18	Proceeds from employee share plan loans	0.1	0.1
7.19	Proceeds from issue of shares	-	0.7
7.20	Issue costs of step-up preference securities	0.1	-
7.21	Proceeds from borrowings	580.6	1,078.6
7.22	Repayment of borrowings	(488.0)	(1,145.0)
7.23	Principal lease repayments	(0.1)	(0.1)
7.24	**Net financing cash flows**	**53.2**	**(80.1)**
7.25	**Net increase in cash held**	**(251.9)**	**(259.3)**
7.26	Cash and cash equivalents at beginning of period *(see Reconciliation of cash)*	448.8	453.9
7.27	Effect of exchange rate changes on cash	(16.3)	2.9
7.28	**Cash and cash equivalents at end of period***(see Reconciliation of cash)*	**180.6**	**197.5**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$M	Previous corresponding Period – A$M
8.1	Cash on hand and at bank	180.6	197.9
8.2	Bank overdraft	-	(0.4)
8.3	**Total cash at end of period** *(item 7.30)*	**180.6**	**197.5**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) before tax *(item 1.8)* as a percentage of revenue *(item 1.1)*	1.4%	1.3%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) after tax attributable to equity holders of PaperlinX Limited *(item 1.13)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.30)*	2.1%	2.0%

+ See chapter 19 for defined terms.

Earnings per share (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		DECEMBER 2007		
		Continuing	Discontinued	Total
10.1	Profit for the period	35.3	-	35.3
10.2	Less attributable to holders of PaperlinX step-up preference securities	(12.9)	-	(12.9)
10.3	Less attributable to minority interest	-	-	-
10.4	Profit for the period attributable to holders of ordinary shares of PaperlinX Limited	22.4	-	22.4
10.5	Weighted average number of shares – basic (millions)	449.7	-	449.7
10.6	**Basic EPS (cents)**	5.0	-	5.0
10.7	Weighted average number of shares – diluted (millions)	455.7	-	455.7
10.8	**Diluted EPS (cents)**	4.9	-	4.9

		DECEMBER 2006		
		Continuing	Discontinued	Total
10.9	Profit for the period	32.4	0.3	32.7
10.10	Profit for the period attributable to holders of ordinary shares of PaperlinX Limited	32.4	0.3	32.7
10.11	Weighted average number of shares – basic (millions)	446.9	446.9	446.9
10.12	**Basic EPS (cents)**	7.3	-	7.3
10.13	Weighted average number of shares – diluted (millions)	451.1	451.1	451.1
10.14	**Diluted EPS (cents)**	7.2	-	7.2

NTA backing		Current period	Previous corresponding Period
11.1	Net tangible asset backing per +ordinary security	$2.67	$2.55

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) and extraordinary items after tax of the subsidiaries for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) and extraordinary items after tax of the subsidiaries while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	4 April 2008
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	5 March 2008
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at applicable tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year (30% tax rate) - not provided for at 30 June	N/A	N/A	N/A
15.5	Previous year (30% tax rate)	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year (30% tax rate) - not provided for at 31 December.	3.0¢	Nil	100%
15.7	Previous year (30% tax rate)	5.0¢	Nil	100%

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period A$M	Previous corresponding Period – A$M
15.10	+Ordinary securities *(each class separately)* Preference +securities *(each class separately)*	Not provided for at 31 December 2007	Not provided for at 31 December 2006
15.12	Other equity instruments *(each class separately)* Refer 15.6 above	-	-
15.13	**Total**	-	-

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

Dividend Reinvestment Plan ('DRP')

The last date(s) for receipt of election notices for the +dividend or distribution plans	5 March 2008

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$M	Previous corresponding period – A$M
16.1 Profit (loss) before tax	N/A	N/A
16.2 Income tax	N/A	N/A
16.3 Profit (loss after tax	N/A	N/A
16.4 (1) Extraordinary items net of tax	-	-
(2) Unrealised profit in inventory adjustment	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
NIL				
17.2 Total	-	-	-	-

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period A$M	Previous corresponding period – A$M
17.3 Other material interests NIL				
17.4 Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) ($'s)	Amount paid up per security (see note 14) ($'s)
18.1	**Preference +securities** *(description)*	2,850,000	2,850,000	100	100
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A N/A	N/A N/A	N/A N/A	N/A N/A
18.3	**+Ordinary securities**	450,648,516			
18.4	Changes during current period (a) Increases through Employee Share Plan Issues – Exercise of Options (b) Increase through long term incentive plan (c) Decreases through returns of capital, buybacks	- - -	- - -	- - -	- - -
	(d) Issued pursuant to Dividend Reinvestment Plan – Final 2007 dividend – Interim 2008 dividend	1,910,956 N/A	1,910,956 N/A	$3.34 N/A	$3.34 N/A
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through Employee Share Plan Issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A	N/A N/A	N/A N/A

+ See chapter 19 for defined terms.

		Total number	Number quoted	Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*	5,312,290	Nil		N/A
18.8	Issued during current period	649,120 958,110	Nil Nil	$3.80 $3.80	N/A N/A
		1,607,230			
18.9	Exercised during current period	-	-	-	-
		-	-	-	-
18.10	Expired during current period	649,260	N/A		
18.11	**Debentures** *(description)*				
18.12	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/A	N/A		
	(b) Decreases through securities matured, converted	N/A	N/A		

Segment Reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 8: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Segment Reporting

The Group has elected to early adopt AASB 8 Operating Segments, which requires segment information disclosure based on segments monitored by management rather than on a business / geographical basis.

This change in accounting policy has been recognised retrospectively in accordance with transitional provisions of the standard, and comparatives have been restated.

As a result of the standard's early adoption, segment information is now provided in respect of Paper Merchanting, Paper Manufacturing and Corporate. Previously it was provided in respect of Merchanting and Paper Trading, Communication Papers, Packaging Papers and Corporate.

BUSINESS SEGMENTS

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting reporting system.

Segment	Description of Operations
Paper Merchanting	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Paper Manufacturing	Manufacture of communication papers, including office papers, graphic papers, converting papers and other speciality and coated papers. Manufacture of packaging papers and industrial papers.
Corporate	Corporate operations.

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

For the half year ended 31 December 2007	CONSOLIDATED SEGMENT RESULT(3) $M	CONSOLIDATED SEGMENT REVENUE $M
BUSINESS SEGMENTS		
Paper Merchanting		
• Europe	63.9	2,308.0
• North America	22.0	651.1
• Australia, New Zealand, Asia	10.7	518.2
• Inter-segment sales (2)	-	(20.7)
	96.6	3,456.6
• Discontinued Operations	-	-
	96.6	3,456.6
Paper Manufacturing	3.9	481.9
Corporate	(14.8)	
Profit before net interest and tax	85.7	
Net interest (1)	(31.5)	
Profit before tax	54.2	
Tax expense (1)	(18.9)	
Profit for the period	35.3	
Inter-segment sales (2)	-	(155.5)
Total	35.3	3,783.0

+ See chapter 19 for defined terms.

Segment Reporting (cont'd)

For the half year ended 31 December 2006	CONSOLIDATED SEGMENT RESULT(3) $M	CONSOLIDATED SEGMENT REVENUE $M
BUSINESS SEGMENTS		
Paper Merchanting		
• Europe	66.2	2,387.5
• North America	25.7	693.3
• Australia, New Zealand, Asia	6.3	531.6
• Inter-segment sales (2)	-	(20.3)
	98.2	3,592.1
• Discontinued Operations	0.9	25.9
	99.1	3,618.0
Paper Manufacturing	3.0	509.8
Corporate	(15.0)	
Profit before net interest and tax	87.1	
Net interest (1)	(36.4)	
Profit before tax	50.7	
Tax expense (1)	(18.0)	
Profit for the period	32.7	
Inter-segment sales (2)		(179.3)
Total	32.7	3,948.5

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis
(3) The segment result for the individual business segments is the profit before net interest and tax

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Not applicable (Interim report only)

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached News Release

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer attached News Release

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

At the date of this report, PaperlinX Limited has declared an unfranked dividend on ordinary shares payable on 4 April 2008 – 3.0 cents per share on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2007.

The balance of the consolidated franking account as at 31 December was $Nil million (2006: Nil million).

It is expected that any final dividend in respect of the year ending 30 June 2008 will be unfranked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows

Not applicable

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Not applicable

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable
Date	Not applicable
Time	Not applicable
Approximate date the +annual report will be available	Not applicable

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 20 February 2008
(Company Secretary)

Print name: James Orr

+ See chapter 19 for defined terms.

INTERIM FINANCIAL REPORT

OF

PAPERLINX LIMITED

31 DECEMBER 2007

DIRECTORS' REPORT

The directors present their report together with the consolidated financial report of PaperlinX Limited ("the Company") and its subsidiaries ("the consolidated entity") for the half-year ended 31 December 2007 and the auditors' review report thereon.

Directors

The directors of the Company during or since the end of the half-year are:

Name	Period of Directorship
Mr D E (David) Meiklejohn	Director and Chairman since December 1999
Mr T P (Thomas) Park	Managing Director since February 2004
Mr A F (Andrew) Guy	Director since March 2001
Mr B J (Barry) Jackson	Director since February 2000
Dr N L (Nora) Scheinkestel	Director since February 2000
Mr D A (David) Walsh	Director since July 2000: retired 31 December 2007
Mr L J (Lindsay) Yelland	Director since February 2000
Mr J W (James) Hall	Director since May 2007

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in PaperlinX's Statement to the Australian Stock Exchange and News Media dated 21 February 2008 (copy attached).

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

The lead auditor's independence declaration is set out on page 3 and forms part of the directors' report for the half-year ended 31 December 2007.

Rounding Off

The Company is the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

In accordance with a resolution of the directors, dated at Melbourne, this 20th day of February 2008.

D E Meiklejohn
Chairman

T P Park
Managing Director

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To: the directors of PaperlinX Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2007, there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

P Jovic
Partner
Melbourne
20th February 2008

For the half year ended 31 December		CONSOLIDATED 2007 $M	2006 $M
Revenue	Note 2	3,784.6	3,923.7
Other income	Note 3	15.6	6.2
Expenses	Note 4	(3,726.9)	(3,839.2)
Result from operating activities		73.3	90.7
Financial income	Note 5 (b)	17.1	3.2
Financial expenses	Note 5 (b)	(36.2)	(43.7)
Net financing costs		(19.1)	(40.5)
Profit before tax	Note 5 (a)	54.2	50.2
Tax expense		(18.9)	(17.8)
Profit after tax expense but before profit from discontinued operations		35.3	32.4
Profit from discontinued operations, net of tax	Note 7	-	0.3
Profit for the period	Note 5 (a)	35.3	32.7
Profit for the period attributable to:			
Equity holders of PaperlinX Limited		35.3	32.7
Minority interest		-	-
		35.3	32.7
Basic earnings per share (cents)	Note 15	5.0¢	7.3¢
Basic earnings per share from continuing operations (cents)	Note 15	5.0¢	7.3¢
Diluted earnings per share (cents)	Note 15	4.9¢	7.2¢
Diluted earnings per share from continuing operations (cents)	Note 15	4.9¢	7.2¢

Notes 1 to 16 forms part of these financial statements and are to be read in conjunction therewith.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the half year ended 31 December		CONSOLIDATED 2007 $M	2006 $M
Net foreign exchange differences on translation of overseas subsidiaries	Note 9	43.7	(11.8)
Actuarial gains on defined benefit plans	Note 10	0.5	3.4
Net income recognised in equity		44.2	(8.4)
Profit for the period		35.3	32.7
Total recognised income for the period		79.5	24.3
Total recognised income for the period attributable to:			
Equity holders of PaperlinX Limited		79.5	24.3
Minority interest		-	-
		79.5	24.3

Notes 1 to 16 forms part of the financial statements and are to be read in conjunction therewith.

		CONSOLIDATED	
		As at 31 December 2007 $M	As at 30 June 2007 $M
CURRENT ASSETS			
Cash and cash equivalents		180.6	448.8
Trade and other receivables		1,638.1	1,564.0
Inventories		923.4	861.2
TOTAL CURRENT ASSETS		2,742.1	2,874.0
NON-CURRENT ASSETS			
Receivables		38.1	17.7
Investments		13.9	13.3
Property, plant and equipment		1,184.9	1,066.6
Intangible assets		425.9	417.9
Deferred tax assets		51.0	52.9
TOTAL NON-CURRENT ASSETS		1,713.8	1,568.4
TOTAL ASSETS		4,455.9	4,442.4
CURRENT LIABILITIES			
Trade and other payables		1,148.2	1,256.8
Loans and borrowings		502.6	494.9
Income tax payable		12.8	5.1
Employee benefits		45.4	47.1
Provisions		11.9	19.1
TOTAL CURRENT LIABILITIES		1,720.9	1,823.0
NON-CURRENT LIABILITIES			
Payables		53.5	53.8
Loans and borrowings		629.9	565.7
Deferred tax liabilities		47.2	48.9
Employee benefits		39.4	37.8
Provisions		6.9	7.6
Deferred income		1.4	0.5
TOTAL NON-CURRENT LIABILITIES		778.3	714.3
TOTAL LIABILITIES		2,499.2	2,537.3
NET ASSETS		1,956.7	1,905.1
EQUITY			
Issued capital	Note 8	1,708.0	1,701.5
Reserves	Note 9	(44.2)	(87.9)
Retained profits	Note 10	16.3	15.0
Total equity attributable to holders of ordinary shares of PaperlinX Limited		1,680.1	1,628.6
PaperlinX step-up preference securities	Note 11	276.5	276.4
Minority interest		0.1	0.1
TOTAL EQUITY		1,956.7	1,905.1

Notes 1 to 16 forms part of these financial statements and are to be read in conjunction therewith.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

	CONSOLIDATED	
For the half year ended 31 December	2007	2006
	$M	$M
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	3,777.7	3,840.1
Payments to suppliers and employees	(3,850.8)	(3,950.3)
Dividends received	0.2	0.4
Interest received	3.1	3.2
Interest paid	(37.9)	(36.9)
Income taxes paid	(8.9)	(6.6)
Other income received	6.2	8.1
NET CASH FROM OPERATING ACTIVITIES	(110.4)	(142.0)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans advanced to other persons	-	0.1
Acquisition of:		
Controlled entities and businesses (net of cash and bank overdraft acquired)	(13.9)	(11.1)
Property, plant and equipment and intangibles (1)	(186.6)	(63.5)
Partial refund of the purchase price in relation to an acquisition in a prior period	-	8.7
Proceeds from the sale of:		
Controlled entities and businesses (net of cash and bank overdraft disposed)	-	16.4
Property, plant and equipment	5.8	12.2
NET CASH USED IN INVESTING ACTIVITIES	(194.7)	(37.2)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(20.5)	(14.4)
Step-up preference securities distributions paid	(19.0)	-
Proceeds from employee share plan loans	0.1	0.1
Proceeds from issue of shares	-	0.7
Issue costs of step-up preference securities	0.1	-
Proceeds from borrowings	580.6	1,078.6
Repayment of borrowings	(488.0)	(1,145.0)
Principal finance lease repayments	(0.1)	(0.1)
NET CASH FROM / (USED IN) FINANCING ACTIVITIES	53.2	(80.1)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(251.9)	(259.3)
Cash and cash equivalents at the beginning of the period	448.8	453.9
Effect of exchange rate changes on cash	(16.3)	2.9
Cash and cash equivalents at the end of the period	180.6	197.5

(1) Includes expenditure in relation to the Maryvale Pulp Mill project of $105.5 million (2006: $33.2 million).

Notes 1 to 16 form part of these financial statements and are to be read in conjunction therewith.

Note 1. Accounting policies

(1) Reporting Entity

PaperlinX Limited (the "Company") is a company domiciled in Australia. The consolidated interim financial report of the Company as at and for the six months ended 31 December 2007 comprises the Company and its subsidiaries (together referred to as the "consolidated entity").

The consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2007 is available upon request from the Company's registered office at 307 Ferntree Gully Road, Mt Waverley Victoria 3149 or at www.paperlinx.com.au

(2) Statement of Compliance

The consolidated interim financial report is a general purpose financial report which has been prepared in accordance with AASB 134: *Interim Financial Reporting* and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the consolidated entity as at and for the year ended 30 June 2007.

This consolidated interim financial report was approved by the Board of Directors on 20th February 2008.

The consolidated entity is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(3) Significant Accounting Policies

Except as described below, the accounting policies applied by the consolidated entity in this consolidated interim financial report are the same as those applied by the consolidated entity in its consolidated financial report as at and for the year ended 30 June 2007.

Segment Reporting

The Group has elected to early adopt AASB 8 Operating Segments, which requires segment information disclosure based on segments monitored by management rather than on a business / geographical basis.

This change in accounting policy has been recognised retrospectively in accordance with transitional provisions of the standard, and comparatives have been restated.

As a result of the standard's early adoption, segment information is now provided in respect of Paper Merchanting, Paper Manufacturing and Corporate. Previously it was provided in respect of Merchanting and Paper Trading, Communication Papers, Packaging Papers and Corporate.

Refer to note 13 for further detail.

		CONSOLIDATED	
		2007	2006
		$M	$M
Note 2.	**Revenue**		
	Sales of goods	3,783.0	3,922.6
	Commissions	1.6	1.1
	Total Revenue	3,784.6	3,923.7

		2007 $M	2006 $M
Note 3.	**Other income**		
	Rent	1.1	1.8
	Dividends	0.2	0.4
	Net profit on disposal of non-current assets (1)	8.2	1.2
	Insurance proceeds	3.6	-
	Government grants	0.1	-
	Other	2.4	2.8
	Total other income	15.6	6.2

(1) Included in the amount in the current year is $5.5 million (2006: Nil million) in relation to profits arising on the disposal of properties under commercial sale and lease back arrangements. In accordance with the on-going review of the owned properties, it is expected that further commercial sale and lease back arrangements may be undertaken in the future.

Note 4. Expenses (excluding financing costs)

	CONSOLIDATED 2007 $M	2006 $M
Cost of sales	(3,087.6)	(3,217.3)
Personnel costs non-manufacturing	(350.2)	(344.3)
Logistics and distribution	(153.9)	(158.4)
General and administration	(120.0)	(103.3)
Sales and marketing	(14.8)	(15.3)
Research and development	(0.4)	(0.6)
Total expenses (excluding financing costs) (1)	(3,726.9)	(3,839.2)

(1) Included in expenses is $7.2 million (2006: $10.5 million) Paper Manufacturing business restructure costs and $6.7 million (2006: $0.7 million) Paper Merchanting business restructure costs.

Note 5. Profit for the period

(a) Profit for the period comprises the following:

	CONSOLIDATED 2007 $M	CONSOLIDATED 2006 $M
Revenue sale of goods		
• Continuing operations	3,783.0	3,922.6
• Discontinued operations	-	25.9
	3,783.0	3,948.5
Profit before depreciation, impairment, amortisation, net interest and tax		
• Continuing operations	136.5	136.9
• Discontinued operations	-	0.9
	136.5	137.8
Depreciation, impairment and amortisation		
• Continuing operations	(50.8)	(50.7)
• Discontinued operations	-	-
	(50.8)	(50.7)
Profit before net interest and tax		
• Continuing operations	85.7	86.2
• Discontinued operations	-	0.9
	85.7	87.1
Net interest		
• Continuing operations	(31.5)	(36.0)
• Discontinued operations	-	(0.4)
	(31.5)	(36.4)
Profit before tax		
• Continuing operations	54.2	50.2
• Discontinued operations	-	0.5
	54.2	50.7
Tax		
• Continuing operations	(18.9)	(17.8)
• Discontinued operations	-	(0.2)
	(18.9)	(18.0)
Profit for the period		
• Continuing operations	35.3	32.4
• Discontinued operations	-	0.3
	35.3	32.7

Note 5. **Profit for the Period (cont'd)**

(b) Net financing costs, continuing operations

	CONSOLIDATED 2007 $M	2006 $M
Financial income:		
• Interest income	3.0	3.2
• Net foreign exchange gain	14.1	-
Total financial income	17.1	3.2
Financial expenses:		
• Interest expense	(41.6)	(40.4)
• Less capitalised interest expense	7.1	1.2
	(34.5)	(39.2)
• Net foreign exchange losses	-	(3.4)
• Other borrowing costs	(1.7)	(1.1)
Total financial expenses	(36.2)	(43.7)
Total net financing costs, continuing operations	(19.1)	(40.5)

	CONSOLIDATED 2007 $M	2006 $M
Net interest, continuing operations:		
• Interest income	3.0	3.2
• Interest expense	(34.5)	(39.2)
Total net interest, continuing operations	(31.5)	(36.0)

	CONSOLIDATED	
	2007	2006
	$M	$M

Note 6. **Dividends and distributions**

(a) Dividends on PaperlinX Limited ordinary shares

Final dividend paid:

	2007 $M	2006 $M
• 6.0 cents per share paid on 26 September 2007, Nil% franked at a 30% tax rate on fully paid shares (2)	26.9	-
• 4.5 cents per share paid on 13 October 2006, Nil% franked at a 30% tax rate on fully paid shares (1)	-	20.1
	26.9	20.1

(1) Paid out of profits measured in accordance with Australian Accounting Standards and other financial reporting requirements applicable for the year ended 30 June 2006.

(2) Paid out of profits measured in accordance with Australian equivalents to International Financial Reporting Standards and issued by the Australian Accounting Standards Board and the financial reporting requirements applicable for the year ended 30 June 2007.

PaperlinX Limited has declared a dividend, at the date of this report, on ordinary shares payable 4 April 2008 – 3.0 cents per share, unfranked on fully paid shares. This dividend has not been provided for in the accounts as at 31 December 2007.

(b) Distributions on PaperlinX step-up preference securities

	2007 $M	2006 $M
• Rate of 8.97% for the period 1 July 2007 to 31 December 2007, inclusive (1)	12.9	-
	12.9	-

(1) This distribution was paid on 31 December 2007. The distribution rate for the period 1 January 2008 to 30 June 2008 is 9.175%. The distribution rate for the period 30 March 2007 to 30 June 2007 (inclusive) was 9.04% and was paid on 2 July 2007.

Note 7. Assets and liabilities held for sale

There are no assets or liabilities held for sale as at 31 December 2007. The assets and liabilities held for sale in 2006 relate to part of the Paper Merchanting business purchased in Canada, which were required to be sold as a condition of the regulatory approval of the total acquisition. The sale was concluded in October 2006.

	CONSOLIDATED	
	2007 $M	2006 $M
RESULTS FROM DISCONTINUED OPERATIONS:		
Revenue – sales of goods	-	25.9
Profit before depreciation, impairment, amortisation, net interest and tax		
• Operating activity	-	0.3
• Profit on disposal	-	0.6
	-	0.9
Profit before net interest and tax		
• Operating activity	-	0.3
• Profit on disposal	-	0.6
	-	0.9
Net interest		
• Operating activity	-	(0.4)
• Profit on disposal	-	-
	-	(0.4)
Profit before tax		
• Operating activity	-	(0.1)
• Profit on disposal	-	0.6
	-	0.5
Tax expense		
• Operating activity	-	-
• Profit on disposal	-	(0.2)
	-	(0.2)
Profit for the period		
• Operating activity	-	(0.1)
• Profit on disposal	-	0.4
	-	0.3

	CONSOLIDATED	
	2007	2006
	$M	$M
Effect of the disposal on individual assets and liabilities of the consolidated entity		
Assets		
• Trade and other receivables	-	9.7
• Inventories	-	5.7
• Property, plant and equipment	-	0.4
	-	15.8
Liabilities		
• Trade and other payables	-	(0.3)
	-	(0.3)
Net identifiable assets and liabilities	-	15.5
Consideration		
• Received in cash	-	16.4
• Accrued costs	-	(0.3)
	-	16.1
Profit on disposal before tax	-	0.6

During the half year ended 31 December 2007, the component of the Canadian business held for sale had cash inflows from operating activities of $Nil million (2006: $3.1 million), cash outflows from investing activities of $Nil million (2006: $Nil million) and cash flows from financing activities of $Nil million (2006: $Nil million).

		CONSOLIDATED	
		2007 $M	2006 $M
Note 8.	**Issued capital**		
	Issued and paid-up share capital 450,648,516 ordinary shares (2006: 447,983,180 ordinary shares)	1,709.9	1,700.5
	Employee share plan loans	(1.9)	(2.2)
	Total issued capital	1,708.0	1,698.3
	Movement in ordinary share capital:		
	Balance at beginning of period	1,703.5	1,694.2
	Nil (2006: 165,000) shares issued at $3.13 each pursuant to options exercised	-	0.5
	Nil (2006: 25,000) shares issued at $3.32 each pursuant to options exercised	-	0.1
	Nil (2006: 25,000) shares issued at $3.50 each pursuant to options exercised	-	0.1
	Nil (2006: 1,585,971) shares issued at $3.50 each pursuant to the dividend reinvestment plan for the final 2006 dividend	-	5.6
	1,910,956 (2006: Nil) shares issued at $3.34 each pursuant to the dividend reinvestment plan for the final 2007 dividend	6.4	-
	Balance at end of period	1,709.9	1,700.5
	Movement in employee share plan loans:		
	Balance at beginning of period	2.0	2.3
	Repayments	(0.1)	(0.1)
	Balance at end of period	1.9	2.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

Employee shares

PaperlinX Limited has in prior years issued employee shares at a discount to the market price, on the date of the issue, in accordance with the terms of the Employee Share Purchase Plan as approved by shareholders. Each of the share plan issues is at a varying discount to the market price on the date of the issue in order to comply with the local legislative requirements, and to ensure that the issues in each country are approximately equivalent in value to employees.

The granting of employee shares was generally subject to specific performance criteria being achieved. This plan ceased in 2004 and no future issuances of shares will be made under this plan.

Options

- During the period, no options over shares were exercised:

  This resulted in the aggregate issue of Nil shares.

- During the prior period, the following options over shares were exercised:

  165,000 options, which had been granted on 14 April 2000 at an exercise price of $3.13 were exercised between 30 October 2006 and 2 November 2006. The market price of the shares was between $4.04 and $4.15.

  25,000 options, which had been granted on 20 November 2000 at an exercise price of $3.32 were exercised on 30 October 2006. The market price of the shares $4.04.

  25,000 options, which had been granted on 19 April 2000 at an exercise price of $3.50 were exercised on 16 October 2006. The market price of the shares $3.67.

  This resulted in the aggregate issue of 215,000 shares.

- During the period, the following options lapsed:

  530,080 performance options, which had been granted on 22 December 2004 at an exercise price of $4.85.

  50,000 performance options, which had been granted on 19 April 2001 at an exercise price of $3.50.

  15,800 performance options, which had been granted on 13 September 2001 at an exercise price of $4.12.

  11,000 performance options, which had been granted on 20 September 2002 at an exercise price of $5.13.

  42,380 performance options, which had been granted on 2 September 2005 at an exercise price of $2.77.

  An aggregate of 649,260 performance options lapsed to 31 December 2007.

- During the prior period, the following options lapsed:

  111,610 options, which had been granted on 2 September 2005 at an exercise price of $2.77.

  75,120 options, which had been granted on 22 December 2004 at an exercise price of $4.85.

  This resulted in the aggregate lapsing of options of 186,730 in the period to 31 December 2006.

Options (cont'd)

During the period, PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share and Option Plan

  958,110 performance options, over 958,110 ordinary shares in the grant date of 20 August 2007 at an exercise price of $3.80 per option, which was the weighted average price on the Australian Stock Exchange for the 30 days prior to 30 June 2007 on the Australian Stock Exchange.

  649,120 performance options, over 649,120 ordinary shares in the grant date of 30 November 2007 at an exercise price of $3.80 per option, which was the weighted average price for the 30 days prior to 30 June 2007 on the Australian Stock Exchange, as approved by shareholders at the 2007 Annual General Meeting.

  This resulted in the aggregate granting of 1,607,230 in the period to 31 December 2007.

During the prior period, PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share and Option Plan

  150,000 options over 150,000 ordinary shares at an exercise price of $3.11 per option, which was the average weighted price for the month of June 2006 on the Australian Stock Exchange.

  1,121,240 options over 1,121,240 ordinary shares at an exercise price of $3.11 per option, which was the average weighted price for the month of June 2006 on the Australian Stock Exchange.

  This resulted in the aggregate granting of 1,271,240 in the period to 31 December 2006.

At reporting date, there are 5,312,290 (2006: 4,421,670) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements. The details of the options on issue at balance date are as follows:

285,000 (2006: 300,000)	at	$3.13 at the grant date of 14 April 2000
162,500 (2006: 170,000)	at	$3.32 at the grant date of 20 November 2000
325,000 (2006: 375,000)	at	$3.50 at the grant date of 19 April 2001
202,900 (2006: 228,700)	at	$4.12 at the grant date of 13 September 2001
50,000 (2006: 50,000)	at	$4.18 at the grant date of 13 September 2001
155,000 (2006: 170,000)	at	$5.13 at the grant date of 20 September 2002
150,000 (2006: 150,000)	at	$4.76 at the grant date of 18 June 2003
150,000 (2006: 150,000)	at	$4.64 at the grant date of 26 November 2003
Nil (2006: 530,080)	at	$4.85 at the grant date of 22 December 2004
834,270 (2006: 876,650)	at	$2.77 at the grant date of 2 September 2005
150,000 (2006: 150,000)	at	$2.77 at the grant date of 28 February 2006
150,000 (2006: 150,000)	at	$3.11 at the grant date of 4 September 2006
1,090,390 (2006: 1,121,240)	at	$3.11 at the grant date of 5 September 2006
958,110 (2006: Nil)	at	$3.80 at the grant date of 20 August 2007
649,120 (2006: Nil)	at	$3.80 at the grant date of 30 November 2007

	CONSOLIDATED	
	2007 Number	2006 Number
Outstanding at the beginning of the period	4,354,320	3,552,160
Lapsed during the period	(649,260)	(186,730)
Granted during the period	1,607,230	1,217,240
Exercised	-	(215,000)
Outstanding at the end of the period	5,312,290	4,421,670

Employee share plan loans

Loans to executive directors, officers and employees in the full time employment of the consolidated entity are made in accordance with a scheme to provide financial assistance to enable executive directors and employees of the consolidated entity to purchase shares in PaperlinX Limited as approved by PaperlinX Limited shareholders. These loans are interest free and are reduced either by the dividends paid on the shares so issued or in certain instances in accordance with an agreed schedule of repayments which does not exceed three years.

Note 9. Reserves

	CONSOLIDATED 2007 $M	CONSOLIDATED 2006 $M
Reserve for own shares		
Balance at beginning of period	(9.7)	(9.7)
Balance at end of period	(9.7)	(9.7)
Exchange fluctuation reserve		
Balance at beginning of period	(78.2)	(35.3)
Exchange fluctuation on translation of overseas subsidiaries	43.7	(11.8)
Balance at end of period	(34.5)	(47.1)
Total reserves	(44.2)	(56.8)

Nature and purpose of reserves

Reserve for own shares
The reserve for own shares represents the value of shares held by an equity compensation plan that the consolidated entity is required to include in the consolidated financial statements. This reserve will be reversed against share capital when the underlying shares vest in the employee. No gain or loss is recognised in profit or loss on the purchase, sale issue or cancellation of consolidated entity's own equity instruments.

Exchange fluctuation reserve
The translation reserve records the foreign currency differences arising from the translation of the financial statements of foreign subsidiaries and the impact of transactions that hedge the company's net investment in a foreign operation, net or tax.

Note 10. Retained profits

	2007 $M	2006 $M
Balance at beginning of period	15.0	(38.2)
Net profit attributable to equity holders of PaperlinX Limited	35.3	32.7
Employee share options and rights	5.3	2.2
Actuarial gains on defined benefit plans	0.5	3.4
Dividends paid on PaperlinX Limited ordinary shares	(26.9)	(20.1)
Distributions provided on PaperlinX step-up preference securities	(12.9)	-
Total retained profits	16.3	(20.0)

		CONSOLIDATED	
		2007	2006
		$M	$M
Note 11.	**PaperlinX step-up preference securities**		
	Balance at beginning of year	276.4	-
	Issue costs	0.1	-
	Total PaperlinX step-up preference securities	276.5	-

The PaperlinX SPS Trust was established for the purpose of issuing a new security called PaperlinX Step-up Preference Securities (PSPS). The PSPS are perpetual, preferred units in the PaperlinX SPS Trust and on 30 March 2007, 2,850,000 PSPS were issued at an issue price of $100 per security raising $285 million. The PSPS are listed on the ASX under 'PXUPA'.

Distributions on the PSPS are at the discretion of the Responsible Entity and are paid on a floating rate, unfranked, non-cumulative, discretionary and semi-annual basis. Distributions are therefore only paid after declaration by the Responsible Entity. If a distribution is not paid in full, the distribution does not accumulate and may never be paid on the PSPS. If a distribution is not paid in full, PaperlinX Limited will be prohibited from paying dividends or making other distributions on any class of its share capital until such time as scheduled distributions are paid by the PaperlinX SPS Trust. The first distribution date for the PSPS was 30 June 2007 and is scheduled on a six monthly basis thereafter. The distribution rate is the 180 day bank bill swap rate plus a margin of 2.40%. The first periodic remarketing date is 30 June 2012 and provides the PaperlinX SPS Trust with the following options:

- conduct a remarketing process to establish a new margin and add or adjust such other terms of the PaperlinX SPS as it may request, to apply until the next remarketing date;
- realise PaperlinX SPS (redeem for cash, exchange for PaperlinX Limited ordinary shares or resell to a third party); or
- begin paying distributions at the step-up margin on the PaperlinX SPS.

Note 12. Acquisition / Disposal of Controlled Entities and Businesses

- **Acquisitions 2007**

  PaperlinX Limited did not gain control over any material entities or businesses during the current half year.

- **Acquisitions 2006**

  PaperlinX Limited did not gain control over any material entities or businesses during the previous half year.

- **Disposals 2007**

  PaperlinX Limited did not lose control over any material entities or businesses during the current half year.

- **Disposals 2006**

  PaperlinX Limited did not lose control over any material entities or businesses during the previous half year, other than that detailed in Note 7.

Note 13. Segment reporting

Business segments

The consolidated entity comprises the following main business segments, based on the consolidated entity's management and internal reporting reporting system.

Segment	Description of Operations
Paper Merchanting	International paper merchant and paper trader supplying the printing and publishing industry and office supplies.
Paper Manufacturing	Manufacture of communication papers, including office papers, graphic papers, converting papers and other speciality and coated papers. Manufacture of packaging papers and industrial papers.
Corporate	Corporate operations.

For the half year ended 31 December 2007	CONSOLIDATED SEGMENT RESULT(3) $M	CONSOLIDATED SEGMENT REVENUE $M
BUSINESS SEGMENTS		
Paper Merchanting		
• Europe	63.9	2,308.0
• North America	22.0	651.1
• Australia, New Zealand, Asia	10.7	518.2
• Inter-segment sales (2)	-	(20.7)
	96.6	3,456.6
• Discontinued Operations	-	-
	96.6	3,456.6
Paper Manufacturing	3.9	481.9
Corporate	(14.8)	
Profit before net interest and tax	85.7	
Net interest (1)	(31.5)	
Profit before tax	54.2	
Tax expense (1)	(18.9)	
Profit for the period	35.3	
Inter-segment sales (2)	-	(155.5)
Total	35.3	3,783.0

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis
(3) The segment result for the individual business segments is the profit before net interest and tax

	CONSOLIDATED	
	SEGMENT RESULT(3)	SEGMENT REVENUE
	$M	$M
For the half year ended 31 December 2006		
BUSINESS SEGMENTS		
Paper Merchanting		
• Europe	66.2	2,387.5
• North America	25.7	693.3
• Australia, New Zealand, Asia	6.3	531.6
• Inter-segment sales (2)	-	(20.3)
	98.2	3,592.1
• Discontinued Operations	0.9	25.9
	99.1	3,618.0
Paper Manufacturing	3.0	509.8
Corporate	(15.0)	
Profit before net interest and tax	87.1	
Net interest (1)	(36.4)	
Profit before tax	50.7	
Tax expense (1)	(18.0)	
Profit for the period	32.7	
Inter-segment sales (2)		(179.3)
Total	32.7	3,948.5

Notes

(1) Interest and income tax expense are not allocated internally to the segments but held centrally

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis

(3) The segment result for the individual business segments is the profit before net interest and tax

Note 14. Contingent liabilities

	CONSOLIDATED 2007 $M	2006 $M
Contingent liabilities arising in respect of related bodies corporate:		
• Bank guarantees (trade)	12.5	13.1
Total contingent liabilities	12.5	13.1

The bank guarantees (trade), the beneficiaries of which are third parties, are primarily in relation to the importation of products.

Note 15. Earnings per share

For the half year ended 31 December 2007 $M	Continuing	Discontinued	Total
Profit for the period	35.3	-	35.3
Less attributable to holders of PaperlinX step-up preference securities	(12.9)	-	(12.9)
Profit for the period attributable to holders of ordinary shares of PaperlinX Limited	22.4	-	22.4
Weighted average number of shares – basic (millions)	449.7	-	449.7
Basic EPS (cents)	5.0	-	5.0
Weighted average number of shares – diluted (millions)	455.7	-	455.7
Diluted EPS (cents)	4.9	-	4.9

For the half year ended 31 December 2006 $M	Continuing	Discontinued	Total
Profit for the period	32.4	0.3	32.7
Profit for the period attributable to holders of ordinary shares of PaperlinX Limited	32.4	0.3	32.7
Weighted average number of shares – basic (millions)	446.9	446.9	446.9
Basic EPS (cents)	7.3	-	7.3
Weighted average number of shares – diluted (millions)	451.1	451.1	451.1
Diluted EPS (cents)	7.2	-	7.2

Note 16. Events subsequent to balance date

Dividends on PaperlinX Limited ordinary shares

For dividends declared after 31 December 2007, see Note 6.

Distributions on PaperlinX step-up preference securities

For the distribution rate for the period 1 January 2008 to 30 June 2008, see Note 6.

Refinancing of multi-currency debt facility

On 17 January 2008 PaperlinX Limited announced that it has arranged the refinancing of its multi-currency debt facility. The new syndicated facility of USD 589 million consists of a USD 251 million 1 year tranche, a USD 263 million 3 year tranche and a USD 75 million 5 year tranche.

DIRECTORS' DECLARATION

In the opinion of the directors of PaperlinX Limited ("the Company"):

1. the financial statements and notes set out on pages 1 to 25 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2007 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 20th day of February 2008.

D E Meiklejohn
Chairman

T P Park
Managing Director

KPMG

Independent auditor's review report to the members of PaperlinX Limited

Report on the financial report

We have reviewed the accompanying interim financial report of PaperlinX Limited, which comprises the consolidated interim condensed balance sheet as at 31 December 2007, condensed income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, a statement of accounting policies and other explanatory notes 1 to 16 and the directors' declaration set out on pages 4 to 26 of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Group's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of PaperlinX Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of PaperlinX Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Group's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001.

KPMG

Peter Jovic
Partner
Melbourne
20 February 2008

PaperlinX

2008 Interim Results

21 February 2008

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from the future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements made in this presentation to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Presentation Sequence

- Introduction and Overview
- PaperlinX 2008 Interim Result
- Paper Manufacturing
- Paper Merchanting
- Summary and Outlook
- Questions and Answers

Market Overview

- Demand conditions largely unchanged
  - Weak in the UK and US
  - Good in continental Europe and Asia
- Weak US dollar continues to impact prices with coated paper prices yet to reflect announced increases in Europe
- Input cost increases have continued to impact global paper manufacturers forcing restructuring and consolidation
- Concerns over global economic outlook have increased
- Supply/Demand balance appears to be tightening

Results – Context

- PaperlinX has continued to invest against defined strategic initiatives, impacting interest cost, funds employed and returns in 2008
- We now see the potential to exceed the $100 million pa incremental EBIT target (vs 2005) in fiscal 2009 by up to $25 million pa following the start-up of the pulp mill upgrade
- This represents a step-up in 2009 benefit from current

Results for 2008 Interim – Key Points

- Underlying Merchant earnings have held up well with returns of 11.4% ROAFE and a 2.8% EBIT margin
- Manufacturing has mitigated continued input cost pressures and the impact of currency on prices, with improved mix, costs and domestic sales to be only $4 million down on pcp underlying earnings
- Our strategic initiatives are on track to exceed the 2009 target of an incremental $100 million pa operating profit (over 2005) by up to an additional $25 million pa
- The pulp mill upgrade is on track to deliver targeted returns, exceed output target, exceed EBIT benefits, though at up to a $60 million higher capital cost
- Canadian and Italian acquisitions exceeding targets
- The refinancing of our short term debt, along with the planned sale of a portfolio of European properties and the issue of Step-up Preference Securities (SPS) in 2007, ensure PaperlinX financial flexibility

Results for 2008 Interim - Financial

- Revenue of $3.8 billion (down 4% on prior corresponding period (pcp)) and volume of 2.1 million tonnes (down 3%)
- Underlying EBIT of $92.1 million compares with $96.0 million pcp (down 4%)
- Reported EBIT of $85.7 million (down 2%) included net one-off items of $(6.4) million ($(8.9) million pcp)
- Reported after tax profit of $35.3 million (pre SPS distribution), up 8% versus $32.7 million pcp
- Net working capital reduced by $55 million versus December 2006
- Average working capital/sales reduced to 18.0% (from 18.3% pcp)
- Return on average funds employed decreased 0.4pts to 6.2%
- Earnings per share of 5.0 cents
- Dividend per share of 3.0 cents, unfranked

Results for 2008 Interim – Non Financial

- Improved safety record (LTIFR down 14% to 5.4 per million hours worked)
- Improving trend for CO_2 per tonne of paper manufactured



SAFETY - Rolling 12 month average LTIFR
(Injuries per million hours worked)
12
10
8
6
4
Jun-01
Jun-03
Jun-05
Jun-07



CO2-e/mt
Greenhouse Gas emissions per tonne of paper manufactured
1.3
1.2
1.1
1.0
0.9
0.8
2001
2003
2005
2007

- Maryvale pulp mill upgrade will provide positive environmental outcomes
- Launch and growth of environmental brands (Revive®, Reflex 100®,Envi®)
- Australian Paper recently qualified as a member of The WWF Australia Forest and Trade Network
- Participated in the Carbon Disclosure Project
- Member of the FTSE4Good Index for 3rd consecutive year
- Continued lift in training for our people – Leadership and Strategic selling

PaperlinX

Financial Summary

		6 months to Dec 2006	6 months to Dec 2007	% change
Sales Volume	'000 tonnes	2,176	2,119	(3)
Sales Revenue	$m	3,949	3,783	(4)
Underlying EBIT	$m	96.0	92.1	(4)
Reported EBIT	$m	87.1	85.7	(2)
Reported Earnings after Tax	$m	32.7	35.3	8
EBIT/Average funds employed	%	6.6	6.2	(0.4)pts
Earnings per share (after SPS distribution)	cps	7.3	5.0	(2.3)cps
Interim dividend (unfranked)	cps	5.0	3.0	(2.0)cps

PaperlinX

Major Business Initiatives - Update

Upgrade of Maryvale PM1	Complete, in market. Pricing favourable
Closure of Shoalhaven PM1 and PM2	Complete
Spicers Canada acquisition	Complete, returns exceeding expectations
PaperlinX Office	Complete, market successes
European portfolio changes	Exit France, Sweden, Portugal, Finland Acquisition in Italy (exceeds expectations)
Warehouse integrations	Toronto, Barcelona, Australia
The Delivery Company	On track, 11 sites operational
Netherlands restructure	On track, DRiem and industrial packaging and office integrated
European IT platform	On track, 3 Units completed, 2 Unit's in progress
Maryvale pulp mill upgrade	On track for targeted returns. Output and EBIT upside potential, though capital cost higher
Maryvale wood yard outsourcing	On track
Growth of own brands	+3% Europe, +9% North America
Strategic sourcing alignment	On going
Global customer solutions	Positive momentum

Benefits from Strategic Initiatives: Total

- Benefits from strategic initiatives continue to track to higher expectations
  - In 1H08 total net annualised benefit over 2005 base is now $65 million
  - Potential to exceed 2009 target of $100 million pa by an additional $25 million pa
- Continued investment and progress in 2008, leading to major net benefits to be realised in 2009 and ongoing

Funding Initiatives

- Around $75 million of sales of property and other surplus assets over past two years has helped fund one-off restructuring costs
- Package of sales of non-core assets
  - European property portfolio
  - Book value of around A$140 million with upside sales potential
  - Expected completion in coming months
  - To fund growth and restructuring activities
- Refinancing of Short Term debt completed in February
- Active balance sheet management
  - Step-up Preference Security issue
  - Domicile of debt

The Delivery Company

Project Description: Integration of UK warehouse and logistic platforms

Operational Status
- 11 sites operational
- 7 sites exited
- Van fleet reduced by 20% in consolidated sites
  - Drops reduced by 15%
  - CO_2 emissions reduced by 25%

Customer Benefits
- Consolidated deliveries
- Deliveries in time window 99%
- Dynamic tracking/on-line proof of delivery



PaperlinX

Netherlands Integration

Project Description

Integration of Businesses (DRiem, Packaging, Office Paper) and Back Office

Operational Status

- DRiem, Packaging and livingOffice integrated
- 3 Sites exited
- Envelope production optimized
- IT project started
- Back Office integration pilot phase

living
Paper Services

Customer Benefits

- Broader offering in Proost en Brandt Commercial Print and BuhrmannUbbens Packaging
- Performance of envelope production and printing (speed to market and quality of delivery improved)
- Availability of Dutch product range for Belgium

Italian Acquisition

Project Description

Acquisition of Antalis Spa and integration with Polyedra

Operational Status

- Legal merger executed, effective Jan 08
- Back office functions integrated (Finance, Credit Management, IT)
- Integrated organisation of Commercial Print in place
- Combined logistic network specified and under implementation (3 locations already closed)
- SKU's reduced from 12,000 to 8,000
- Joint market share maintained



Customer Benefits

- Higher service level of Polyedra rolled out to combined customer base & secured by higher efficiency
- Better product availability due to combined converting service

Pulp Mill Upgrade



Returns remain on target – capital costs and benefits increased

Pulp Mill Upgrade: Original Strategic Rationale

- ✓ Focussing resources to strengthen existing businesses
- ✓ Underpinning business capacity to meet "through the cycle" return targets
- ✓ Enhancing existing infrastructure investment
- ✓ Manning flexibility and work place changes
- ✓ Improving competitive position
  - ✓ Lower production costs
  - ✓ Improved product quality
- ✓ Improved environmental performance

All of the original strategic rationales still apply, many with more relevance and value today than when first announced

Pulp Mill Project: Assumptions Update

	At Announcement	Now	Comment
Pulp Price (long run average)	$US520/mt	$US550/mt	+US$30/mt
Pulp Price (spot)		$US750/mt	
US$/A$ (long run)	0.7000	0.7000	+0%
US$/A$ (spot)	0.7468	0.9000	+21%
Production Volume	80,000 mt	>90,000 mt	+10,000 mt
Timing	Fiscal 2009	Jul/Aug commissioning	
Savings	$30-35 million pa	$40-50 million pa	+$5-15 million pa
Capital Costs	$203 million + ancillary	$310 million + ancillary	Labour/materials above initial estimates
Returns	+12% ROAFE*	+12% ROAFE*	On track

* Based on long term averages

Pulp Mill Upgrade: Progress Summary

The Pulp Mill Upgrade is as relevant today as when first announced

- **Status**
  - 95% materials purchased, >60% labour completed
  - 2nd shut completed on time – IR issues remain
  - Rebidding of all project components completed
- **Benefits and returns**
  - In line for targeted returns, supported by capacity increase
  - Full year benefit expected in 2009 to exceed original estimates
  - Wood yard start up expected this year to phase-in commissioning
- **Capital Costs**
  - Project capital cost has been under ongoing pressure, now expected to cost around $310 million due to increases in material prices, deliveries and labour costs
- **Risks**
  - Industrial relations
  - Labour costs and availability
  - Weather

Key Financial Measures

		6 months to Dec 06	6 months to Dec 07
EBIT Sales	%	2.2	2.3
Net Interest cover	X	2.4	2.7
Net interest expense	$m	36.4	31.5
Effective Tax Rate	%	35.5	34.9
EBITDA	$m	138	137
Operating cash flow	$m	(142)	(110)
Capital Expenditure	$m	64	187
Net tangible assets per share	$	2.55	2.67
Net Debt / Net Debt & Equity	%	39.7	32.7

Working Capital Trend



Average Working Capital
(A$M)
1,475
1,450
1,425
1,400
1,375
Working Capital/Sales
(%)
21
20
19
18
Average Working Capital/Sales
(Currency Adjusted) - RHS
Rolling Average Working Capital
(Currency Adjusted) - LHS
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07

PaperlinX

Key Variances to EBIT



Top line
Strategic initiatives
External impacts and expenses
110
100
90
80
70
A$M
1H07 Actual
Price / Margin / Mix
Volume
Asset Sales
Strat Init Cost
Strat Init Benefits
Direct FX
Inflation
Comm Input Costs
Expenses (Real)
1H08 Actual

Paper Manufacturing

		6 months Dec 06	6 months Dec 07	Change %
Sales Volume	'000 tonnes	413	381	(8)
Australia/NZ Share of Volume	%	80	81	
Sales Revenue	A$m	510	482	(5)
Underlying Earnings before Interest & Tax	A$m	12.6	8.7	(30)
Net One-off Costs	A$m	(9.6)	(4.8)	
Reported Earnings before Interest & Tax	A$m	3.0	3.9	33
Return on Average Funds Employed	%	0.6	0.7	(0.1)pts



SALES VOLUME
000 mt
500
400
300
200
100
0
6 mths to Dec '06
6 mths to Dec '07



EBIT
$m
6
4
2
0
6 mths to Dec '06
6 mths to Dec '07

PaperlinX

Paper Manufacturing

- Overall sales volumes impacted by 2nd pulp mill shut and corresponding reduction in export volumes
- Domestic communication papers volumes up from pcp
- Higher pulp costs continued to impact operating earnings (average price of pulp up 15% on pcp in US$). Pulp prices remain high with further increases announced
- Shift reductions on 3 manufacturing units to take effect in the second half of the year, though restructuring charges were booked in first half
- Reported EBIT contained less one-off charges than pcp resulting in small increase from A$3.0 million to A$3.9 million
- Underlying EBIT of A$8.7 million was less than pcp due to combined impact of stronger A$, higher pulp costs and weaker coated paper prices
- In the face of cost and currency impacts, good progress made on efficiencies and positive mix management containing downward impact on EBIT to only $3.9 million
- High A$ continues to hold down pricing across most segments, though more particularly in coated woodfree and publication papers markets, net direct impact on EBIT from export earnings of A$(8.7) million versus pcp

Paper Manufacturing

- GO GREEN WITH ENVI® range of carbon neutral papers launched during the period offering first Australian made carbon neutral paper with Australian Greenhouse Office certification


GO GREEN WITH ENVI.
AUSTRALIA'S FIRST RANGE OF CARBON NEUTRAL PAPER.
Australian Paper
go green with envi

- Average working capital at similar level to pcp however period end position for working capital to sales was adverse due to timing of plant shuts

Paper Merchanting – Total

		6 months Dec 06	6 months Dec 07	Change %
Sales Volume	'000 tonnes	1,910	1,863	(2)
Sales Revenue	$m	3,618	3,457	(4)
Earnings before Interest & Tax	$m	99.1	96.6	(3)
EBIT/Sales Revenue	%	2.7	2.8	+0.1 pts
Return on Average Funds Employed	%	11.4	11.4	nc


000 mt
SALES VOLUME
2000
1500
1000
500
0
6 mths to Dec '06
6 mths to Dec '07


$m
EBIT
100
75
50
25
0
6 mths to Dec '06
6 mths to Dec '07

Merchanting - Europe

		6 months Dec 06	6 months Dec 07	Change %
NW Europe	'000 tonnes	382	352	(8)
UK & Ireland	'000 tonnes	601	572	(5)
Central &Southern Europe	'000 tonnes	258	258	0
Total Sales Volume	'000 tonnes	1,241	1,182	(5)
Sales Revenue	€m	1,399	1,396	0
Earnings before Interest & Tax	€m	38.8	38.6	(1)
EBIT/Sales Revenue	%	2.8	2.8	nc

- Sales volumes down 5% on pcp, partially due to the divestment in France and acquisition in Italy
- Key UK and Netherlands markets suffered market driven volume declines, largely confined to lower margin indent and office products sales
- Average price realisation 5% ahead of pcp, supported by continued improvements in mix including acquisition in Italy, ongoing improvements in stock to indent ratio, continued growth in Sign and Display and Industrial Packaging, and branded sales of key coated and environmental papers

Merchanting - Europe

- Underlying EBIT in line with pcp, and the EBIT/sales ratio held at 2.8%
- Rollout of UK integrated logistics solution, The Delivery Company, progressed well with 11 sites now operational (7 sites exited)
- Consolidation of two warehouses in Barcelona onto one site successfully completed
- Integration and results for acquisition in Italy progressing ahead of plan
- Consolidation of Netherlands envelope manufacturing business Velpa and industrial packaging business onto one site successfully completed
- Integration of two business paper activities in Netherlands, now operating as Living Office
- Average working capital and average working capital to sales ratio improved on pcp (18.0% to 17.6%)
- Common European IT system rollout progressing to plan with implementation in Ireland and progressed rollouts in Germany and UK

Merchanting - North America

		6 months Dec 06	6 months Dec 07	Change %
Sales Volume	'000 tonnes	315	320	1
Sales Revenue	US$m	547	561	3
Earnings before Interest & Tax	US$m	20.2	19.0	(6)
EBIT/Sales Revenue	%	3.7	3.4	

- Overall market conditions soft, with US showing reduced market volumes (total US printing and writing paper volumes down 4.7% in calendar 2007)
- Total sales volume growth of 1% was impacted by the sale of businesses in Western Canada
- Underlying volume growth of 5% was ahead of the market, supported by a 9% growth in proprietary brands and various top line growth initiatives
- North American paper selling prices continued to be supported by mill capacity reductions (some 2.1 million short tonnes of woodfree capacity alone in calendar 2007), with realised prices up 1% on pcp, despite ongoing weakness in market demand

Merchanting - North America

- The total operating earnings result reflects the impact of the weak US market on margins.
- Canadian prices were down over 6% as a result of the weak US dollar, but gross profit percentage was up 1% through margin management
- The Toronto warehouse integration (4 locations into 1) was completed successfully in January 2008.
- IT integrations across Canada and within Kelly Paper are now completed, providing additional opportunities for business benefits.
- Operating expenses were impacted by business improvement initiatives underway which will provide growth platforms into the future (graphics, global customer solutions).
- Average working capital to sales at 12.6% was a slight improvement over the prior corresponding period at 12.9%.

Merchanting – Australia, NZ and Asia

		6 months Dec 06	6 months Dec 07	Change %
Sales Volume	'000 tonnes	370	375	1
Sales Revenue	A$m	532	518	(3)
Earnings before Interest & Tax	A$m	6.3	10.7	71
EBIT/Sales Revenue	%	1.2	2.1	+0.9 pts

- Revenue 3% below pcp with lower revenues in Paper Trading. Excluding this, revenues down 0.5%
- Reported EBIT up 71%, underlying EBIT up 40%. Negative currency impacts in pcp not repeated, trading expenses down 10%
- Overall price realisations for the region down around 4% with regional and mix variations. Pricing in Australia and NZ remained under pressure from weak US$
- Customer consolidation remains a feature of both Australian and NZ markets

Merchanting – Australia, NZ and Asia

- Entry into Australian sign and display market - iMedia
- Asian EBIT 23% above pcp with volume growth and tight control of operating expenses. Overall pricing was up on pcp, helping margins
- Paper Trading saw reduced earnings as volumes from Paper Manufacturing were restricted due to shuts related to pulp mill upgrade
- Average working capital reduced 12% due to ongoing good performance on inventory management and warehouse consolidations leading to continued improvement in average working capital to sales ratio

2008 Interim Result Summary

- Net profit of $35.3 million (up 8% pcp) including net $(6.2) million of after tax one-off costs
- Underlying EBIT of $92.1 million (down 4% on pcp) reflects the cost, currency and pricing pressures faced by Manufacturing and market weakness in UK and US affecting Merchanting
- Manufacturing underlying EBIT reflects positive mix and efficiency gains
- Merchanting 11.4% ROAFE, as working capital reductions continue
- Pulp project cost increases, though solid returns remain
- Refinancing of short term debt completed

Business Outlook

- Continued internal momentum on integrations, strategic initiatives, working capital management, value-based selling and safety
- Minimal "market improvement" benefits expected in the second half, and weak demand in the UK and US
- Strategic initiatives are on-track to exceed $100 million net EBIT benefits in 2009 by up to $25 million
- Active capital management to include sale of portfolio of European property portfolio
- Second half improvement in working capital and on-going focus on working capital % sales is targeted
- Growth opportunities to leverage existing global platform are being addressed
- Focus remains on improved competitiveness, economic profit and shareholder returns through the cycle, with positive reflection of our strategic initiatives scheduled in 2009

Questions & Answers

PaperlinX

Appendices

Operating Earnings (A$)

	EBIT		Sales Revenue		Total Assets	
	Dec 2007 $M	Dec 2006 $M	Dec 2007 $M	Dec 2006 $M	Dec 2007 $M	Dec 2006 $M
Industry Segments						
Europe	63.9	66.2	2,308	2,388	2,127	2,101
North America	22.0	26.6	651	719	507	480
Australia, NZ and Asia (1)	10.7	6.3	518	531	449	470
Inter-merchant Sales	-	-	(20)	(20)	-	-
Total Paper Merchanting	96.6	99.1	3,457	3,618	3,083	3,051
Paper Manufacturing(1)	3.9	3.0	482	510	1,270	1,053
Corporate (1) (2)	(14.8)	(15.0)			52	25
Operating earnings before interest & income tax	85.7	87.1				
Net Interest	(31.5)	(36.4)				
Income Tax Expense	(18.9)	(18.0)				
Outside Equity Interests	0.0	0.0				
Inter-segment Sales			(156)	(179)		
Unallocated Assets (deferred tax assets)					51	64
Total	35.3	32.7	3,783	3,949	4,456	4,193

PaperlinX

Reconciliation of one-off items for 1H 08

	First Half 07/08 EBIT (A$mils)				
	As Reported	Net Property Actions	Business Restructuring	Net One-Offs	Underlying
Paper Merchanting					
ANZA	10.7	0.0	(1.0)	(1.0)	11.7
Europe	63.9	5.3	(5.3)	0.0	63.9
North America	22.0	0.0	(0.6)	(0.6)	22.6
Total Paper Merchanting	96.6	5.3	(6.9)	(1.6)	98.2
Paper Manufacturing	3.9	2.4	(7.2)	(4.8)	8.7
Corporate	(14.8)	0.0	0.0	0.0	(14.8)
Total PaperlinX	85.7	7.7	(14.1)	(6.4)	92.1

PaperlinX

PaperlinX

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

ASX RELEASE

21 February 2008

PAPERLINX ANNOUNCES APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of PaperlinX Ltd, advises that Mr David M. Lamont, the Company's Chief Financial Officer, has been appointed an executive director of the Company effective today.

Mr Lamont joined PaperlinX, as Chief Financial Officer, two years ago. Prior to joining PaperlinX he was Chief Financial Officer of BHP Billiton's Carbon Steel Materials business and has held a number of senior finance roles in the mining, chemicals and agricultural industries.

"David has sound commercial experience and we are pleased to have someone with his capabilities join our Board" said Mr David Meiklejohn, Chairman of PaperlinX Ltd.

Enquiries:
Mr David Meiklejohn
Chairman
PaperlinX Ltd
Tel :+61 3 9674 7121

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	PAPERLINX LIMITED
ABN	ACN 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Mark Lamont
Date of appointment	21 February 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 15,000 ordinary shares
- 150,000 share options to subscribe for ordinary shares in PaperlinX pursuant to PaperlinX Employee/Share Option Plan
- 247,520 performance rights pursuant to PaperlinX Senior Management Performance Rights Plans
- 135,750 performance options to subscribe for ordinary shares in PaperlinX pursuant to PaperlinX Employee/Share Option Plan

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
-	-

Part 3 – Director's interests in contracts

Detail of contract	Employment contract
Nature of interest	Direct
Name of registered holder (if issued securities)	n/a
No. and class of securities to which interest relates	n/a

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	2 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	26 February 2008
No. of securities held prior to change	82,942 - Direct 10 419 - Indirect 72 523
Class	Fully paid ordinary shares
Number acquired	2,860
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.18 per share
No. of securities held after change	85,802 - Direct 13,279 - Indirect 72,523
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the Non-Executive Director Share Plan

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	2 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	26 February 2008
No. of securities held prior to change	39,454 - Direct 29,733 - Indirect 9,721
Class	Fully paid ordinary shares
Number acquired	5,413
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2.18 per share
No. of securities held after change	44,867 - Direct 35,146 - Indirect 9,721
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchases pursuant to the Non-Executive Director Share Plan

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	3 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Disposal of share through a trust account held jointly by Mr Andrew Frank Guy & Mr John Lachlan McInnes <Gardiner Settlement A/C>
Date of change	5 March 2008
No. of securities held prior to change	85,802 - Direct 13,279 - Indirect 72,523
Class	Fully paid ordinary shares
Number acquired	-
Number disposed	6,951
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.067 per share
No. of securities held after change	78,851 - Direct 13,279 - Indirect 65,572
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market disposal

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

12 March 2008

Company Announcements Office
Australian Securities Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

PaperlinX Dividend Reinvestment Plan ('DRP') Issue Price

The DRP issue price, with respect to the Interim Dividend declared on 21 February 2008, is $2.13.

The issue price is based on the 5 day volume weighted average price of PaperlinX Ltd's securities traded on the ASX from 28 February 2008 (ex-dividend date) to 5 March 2008 (record date).

The new securities issued under the DRP will rank equally with existing securities.

The DRP securities will be issued on the dividend payment date of 4 April 2008.

Yours sincerely,

James Orr
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Pearson Park
Date of last notice	30 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased through Invia Custodian Pty Limited
Date of change	7 March 2008
No. of securities held prior to change	• 200,000 ordinary shares in PaperlinX; • 1,068,730 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan; • 349,120 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan; • 500,000 performance rights and 500,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Managing Director's Strategic Initiatives Performance Rights and Performance Options Plan.
Class	Ordinary shares
Number acquired	100,000
Number disposed	-

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.2081 per share
No. of securities held after change	• 300,000 ordinary shares in PaperlinX; • 1,068,730 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan; • 349,120 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan; • 500,000 performance rights and 500,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Managing Director's Strategic Initiatives Performance Rights and Performance Options Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

What we can do

Half Year Financial Report 2008

PaperlinX

What we can do is deliver improvements

Strategic Initiatives

- Continued positive contribution to earnings
- Potential to deliver additional $25 million to $100 million target in 2009 (over 2005 target)

Paper Merchanting

- Improved mix with growth in sign and display, graphics and industrial packaging
- Continued improvements (reductions) in working capital
- Strong contribution from recent Merchant acquisitions, with above plan progress on integrations in Canada and Italy

Paper Manufacturing

- Continued good work on mix and operational efficiencies
- Maryvale Pulp Mill upgrade remains on track for target returns (above 12%) with increased output and improved EBIT benefits, though at a substantially higher cost

Major Business Initiatives – Update

Upgrade of Maryvale PM1	Complete, in market. Pricing favourable
Closure of Shoalhaven PM1 and PM2	Complete
Spicers Canada acquisition	Complete, returns exceeding expectations
PaperlinX Office	Complete, market successes
European portfolio changes	Exit France, Sweden, Portugal, Finland Acquisition in Italy (exceeds expectations)
Warehouse integrations	Toronto, Barcelona, Australia
The Delivery Company	On track, 11 sites operational
Netherlands restructure	On track, DRiem and industrial packaging and office integrated
European IT platform	On track, 3 Units completed, 2 Units in progress
Maryvale pulp mill upgrade	On track for targeted returns. Output and EBIT upside potential, though capital cost higher
Maryvale wood yard outsourcing	On track
Growth of own brands	+3% Europe, +9% North America
Strategic sourcing alignment	Ongoing
Global customer solutions	Positive momentum

PaperlinX Results
for the half year ended 31 December 2007

PaperlinX has reported operating earnings (EBIT) of $85.7 million and after tax earnings of $35.3 million for the half year ended 31 December 2007.

PaperlinX Limited and Controlled Entities

		6 months ended 31 December		
		2007	2006	% change
Sales Revenue	$M	3,783.0	3,948.5	(4.2)
Earnings from operating activities before interest, income tax, amortisation and depreciation	$M	136.5	137.8	(1.0)
Earnings from operating activities before interest and income tax	$M	85.7	87.1	(1[illegible]
Underlying earnings from operating activities before interest and income tax	$M	92.1	96.0	(4.1)
Profit before tax	$M	54.2	50.7	7.1
Profit after income tax	$M	35.3	32.7	7.9
Step-up Preference Security (SPS) distribution	$M	(12.9)	0.0	
Key Ratios				
Earnings before interest and income tax to average funds employed	%	6.2	6.6	
Average working capital to sales	%	18.0	18.3	
Operating cash flow	$M	(110.4)	(142.0)	
Net interest cover[1]	x	2.7	2.4	
Net debt/Net debt and equity	%	32.7	39.7	
Basic earnings per share post SPS distribution	cps	5.0	7.3	
Dividend per share	cps	3.0	5.0	

[1]After capitalised interest in the first half of 2008 of $7.1 million compared with $1.2 million in the first half of 2007.

Note: In this statement, currency is in Australian dollars unless otherwise indicated.

- Sales revenue fell 4.2 per cent to $3.78 billion from $3.95 billion in the prior corresponding period partly due to the divestiture of western Canadian operations.
- Reported EBIT fell 1.5 per cent to $85.7 million and underlying EBIT fell 4.1 per cent to $92.1 million.
- Operating profit includes net one-off costs of $(6.4) million before tax arising from restructuring costs of $(14.1) million, partially offset by net profit on property transactions of $7.7 million compared to $(8.9) million in the prior corresponding period.
- After tax profit was up 7.9 per cent to $35.3 million.
- Earnings per share were 5.0 cents after the distribution for PaperlinX Step-up Preference Securities (SPS) issued in March 2007. For the six months, this was $4.5219 per security, which totalled $12.9 million.
- The interim dividend of 3.0 cents per share, unfranked, compares with 5.0 cents per share in the prior corresponding period.
- Earnings before interest, tax, depreciation and amortisation (EBITDA) were $136.5 million, down 1 per cent over the prior year, but with an improved margin to sales. Net cash flow from operating activities was $(110) million, improved $32 million versus the prior corresponding period due to lower trade working capital.
- PaperlinX overall return on average funds employed (ROAFE) was 6.2 per cent, down on the prior corresponding period reflecting up-front investments on the pulp mill upgrade and other strategic initiatives.

- Paper Merchanting achieved earnings before interest and tax of $96.6 million, down 2.6 per cent on the prior corresponding period, though EBIT margins grew from 2.7 per cent to 2.8 per cent. Underlying operating earnings were $98.2 million (excluding a net $1.6 million in one-off costs), in line with the prior period. Paper demand in the UK and the US was weak, though continental Europe was healthier. Realised prices were generally higher due to a favourable sales mix. Earnings were significantly impacted by currency translation, most notably in the US and the UK. However, the gross profit percentage was up 0.3 per cent due to mix, and trading expenses were down 4.0 per cent. ROAFE was steady at 11.4 per cent, supported by a 6.8 per cent improvement in average net working capital.
- Earnings before interest and tax for Paper Manufacturing of $3.9 million included a net $(4.8) million of one-off costs associated with strategic initiatives. Underlying operating earnings of $8.7 million were down $3.9 million on the prior corresponding period, being impacted by higher input costs ($4.4 million more than in the prior year) and the impact of currency, but benefiting from positive mix and efficiencies.
- The annualised run rate from strategic initiatives in the first half was a net $65 million over the base 2005 level. We remain on track to exceed the $100 million per annum net incremental target for 2009 by up to $25 million per annum (following successful completion of the pulp mill upgrade).
- As a part of the Group's ongoing property sales programme to release funds for growth, a process has begun to sell a Pan-European portfolio of the remaining Company-owned properties in Europe, with a book value of approximately $140 million and upside sales potential.
- Working capital decreased by $55 million versus December 2006 and average working capital to sales fell to 18.0 per cent versus 18.3 per cent.
- Capital expenditure in the period was $187 million (including $106 million on the pulp mill upgrade, $32 million on ancillary catch-up capital, with normal sustenance capital below depreciation). The second major shut for the pulp mill upgrade was completed on time, though the project capital is now expected to exceed the August estimate by up to $60 million. Returns remain on track to exceed 12 per cent due to the higher expected EBIT benefit arising from increased output and greater cost savings than originally planned.
- In February the multi-currency borrowing facility was renewed at US$589 million in 1, 3 and 5 year tranches.

Commentary on the Group Interim Results

Introduction

Reported profit after tax of $35.3 million for the six months ended 31 December 2007 compared with $32.7 million for the prior corresponding period. Results included a net $(6.4) million in pre-tax one-off costs associated with various strategic initiatives ($(8.7) million in the prior corresponding period). Reported EBIT was $85.7 million, down 2 per cent on the prior corresponding period.

A decline in underlying operating earnings ($92.1 million, down 4 per cent versus the prior corresponding period) was seen. The key impacts were continued cost pressures, particularly in Manufacturing in an environment where currency movements have limited pricing and volume impacts, partly mitigated by margin management and benefits from strategic initiatives.

The external demand environment has remained largely unchanged; however, there have been improvements in pricing realisations, mainly in continental Europe and Asia.

Working capital showed a normal seasonal increase from June, but was at lower levels than seen in the prior corresponding period. The average working capital to sales ratio showed a 2 per cent improvement over the prior corresponding period, reducing from 18.3 per cent to 18.0 per cent.

The return on average funds employed of 6.2 per cent declined slightly as investments on strategic initiatives precede major benefits to flow in 2009.

Paper Merchanting

The Paper Merchanting businesses achieved EBIT of $96.6 million, down 3 per cent on the prior corresponding period, though underlying EBIT of $98.2 million was flat versus prior corresponding period. Operating earnings in North America were down 6 per cent in local currency, with above market growth constrained by the soft demand conditions. Europe was flat on the prior corresponding period in local currency, and Australia, NZ and Asia was up 71 per cent, off an artificially low prior corresponding period.

Volume was down 2.5 per cent partly due to the prior corresponding period, including the Cascades western Canadian businesses subsequently divested, and also reflecting the changed mix due to divestment in France and acquisition in Italy. This, along with currency translation, impacted revenue, which was down 4.5 per cent, although there was growth in North America and Central Europe

Overall, the Paper Merchanting businesses have continued to produce good returns in this difficult environment, with clear potential for upside from any improvements in the current market conditions. Total Merchanting return on average funds employed was 11.4 per cent (10.5 per cent in 2004). Overall trading expenses were down 4 per cent despite an improved stock to indent ratio, while the average working capital to sales ratio reduced to 15.7 per cent from 16.1 per cent.

Paper Manufacturing

Underlying operating earnings from Paper Manufacturing in Australia were impacted by higher input costs and the impact of the higher Australian dollar on both paper selling prices in Australia and the translation of export earnings. Operating earnings of $3.9 million included a net $(4.8) million one-off charge and were ahead of the prior corresponding period. Underlying operating earnings of $8.7 million were down on the $12.6 million earned in the prior corresponding period.

Earnings have continued to be impacted by depressed Australian paper selling prices in the coated paper segment as a result of a strong Australian dollar relative to the US dollar. We have seen a high level of paper imports lowering paper selling prices in Australia, and reduced export returns when translated to Australian dollars.

Paper Manufacturing's strategy, to improve returns from the current depressed position, is to increase domestic margins and sales through product, environmental and logistics innovation, while managing costs through efficiency and supply chain improvement. During 2008 new products have been launched, including Reflex® Recycled 100 and ENVI® carbon neutral publication paper in addition to achieving environmental accreditations (FSC and PEFC) on key brands.

Completed strategic initiatives are already delivering significant benefits, including the upgrade of the Maryvale number 1 sack kraft machine, the closure of the Shoalhaven number 1 and 2 paper machines, and the creation of PaperlinX Office and PaperlinX Printing and Publication Papers. Cost reduction programmes implemented during the period included the reduction of shifts on a number of paper machines, and conversion of oil and coal fired power plants to natural gas. Future gains will come from continued improvements in operating efficiencies, cost reductions and product rationalisation, potentially supported by pricing as global capacity utilisation improves. The upgrade of the Maryvale pulp mill and its associated projects will provide additional benefits for 2009 and beyond on costs, quality and environmental measures.

The pulp mill upgrade project has seen increases in total costs, along with improved project benefits, to remain on-track for targeted returns (over 12 per cent ROAFE).

Project costs have escalated and are now expected to exceed previous estimates by up to $60 million, bringing the total cost of the pulp mill upgrade project up to $310 million. Escalations have primarily been due to raw material, labour and overhead costs, previously indicated as key risk areas. The project is well progressed, with more than 70 per cent of the capital, 95 per cent of materials and over 60 per cent of labour complete. Contracts have now been awarded for remaining construction. The wood yard and ancillary equipment required for increased rate will be started up before the end of this financial year to reduce project complexity and commissioning risk.

Project benefits have also increased. Incremental output capacity has increased from 80,000 tonnes to over 90,000 tonnes through design improvements. Per tonne cost benefits have also improved from the increase in volume throughput and the widened differential between manufactured cost and pulp import costs, which will particularly benefit 2009 comparisons versus 2008 (initial ongoing estimate for imported pulp cost of US$520/mt, new ongoing estimate $US550/mt, current spot US$750/mt). The projected annualised EBIT benefits have increased from $30-35 million per annum at project inception to $40-50 million per annum today.

Operating Earnings

The following table shows, for PaperlinX Limited and controlled entities, Operating Earnings (EBIT), Sales Revenue and Total Assets by industry segment for the six months to 31 December 2007 in Australian dollars.

	EBIT		Sales Revenue		Total Assets	
	Dec 2007 $M	Dec 2006 $M	Dec 2007 $M	Dec 2006 $M	Dec 2007 $M	Dec 2006 $M
Industry Segments						
Europe	63.9	66.2	2,308	2,388	2,127	2,101
North America	22.0	26.6	651	719	507	480
Australia, NZ and Asia[1]	10.7	6.3	518	531	449	470
Inter-merchant Sales	-	-	(20)	(20)	-	
Total Paper Merchanting	96.6	99.1	3,457	3,618	3,083	3,051
Paper Manufacturing[1]	3.9	3.0	482	510	1,270	1,053
Corporate[1][2]	(14.8)	(15.0)			52	25
Operating earnings before interest and income tax	85.7	87.1				
Net Interest[3]	(31.5)	(36.4)				
Income Tax Expense	(18.9)	(18.0)				
Outside Equity Interests	0.0	0.0				
Inter-segment Sales			(156)	(179)		
Unallocated Assets (deferred tax assets)					51	64
Total	35.3	32.7	3,783	3,949	4,456	4,193

[1] *Reported historic results adjusted to reflect the formation of PaperlinX Office.*

[2] *Corporate includes Group overheads, governance and compliance costs, financing costs, public company costs, Group wide long-term incentive costs and applicable one-off items.*

[3] *After capitalised interest in the first half of 2008 of $7.1 million compared with $1.2 million in the first half of 2007.*

Underlying Operating Earnings

The reported operating earnings for recent periods have contained a number of one-off items. This chart helps provide clarity on the trend in underlying operating earnings (EBIT) after removing one-off costs and benefits relating to property transactions and costs associated with implementing strategic initiatives. On this basis, the first half EBIT for 2008 has shown a negative performance relative to recent trends, with Manufacturing impacted by ongoing input cost increases and currency impacts on pricing. Merchanting was flat on the prior corresponding period.

Underlying Group Operating Earnings



A$M
120
100
80
60
40
20
0
1H 05
2H 05
1H 06
2H 06
1H 07
2H 07
1H 08

Trade Working Capital

Trade working capital for the Group at December 2007 was $1,420 million. This was 4 per cent lower than December 2006. Average trade working capital for the period was $1,396 million, below the prior period after adjusting for currency and acquisitions. The average working capital to sales ratio continued to show improvement, reducing to 18.0 per cent from 18.3 per cent, while on a currency adjusted basis (as shown in the chart), it reduced to 18.4 per cent versus 19.1 per cent in the prior corresponding period.

Trade Working Capital



Average Working Capital (A$M)
Working Capital Sales (%)
1,475
1,450
1,425
1,400
1,375
21
20
19
18
Average Working Capital/Sales (Currency Adjusted) - RHS
Rolling Average Working Capital (Currency Adjusted) – LHS
Jun05
Dec05
Jun06
Dec06
Jun07
Dec07

Financial Position

At 31 December 2007, PaperlinX had a gearing ratio of net debt to net debt plus equity of 32.7 per cent, which is below both the prior corresponding period and the Group's target range of 40 per cent to 50 per cent. Interest cover was 2.7 times (2.4 times for the prior corresponding period), reflecting the benefits of the SPS issue against the increased capital investment in 2008 relating to the pulp mill upgrade project. Both of these ratios are in compliance with debt covenants.

Earnings before interest, tax, depreciation and amortisation (EBITDA) were $136.5 million, down 1 per cent over the prior corresponding period. Net cash flow from operating activities was an outflow of $(110.4) million, as compared with a net outflow of $(142.0) million in the prior corresponding period due to an improved seasonal working capital shift. Net debt has reduced to $952 million compared to $1,067 million at the same period last year.

Capital expenditure in the period was $187 million (including $106 million on the pulp mill upgrade, $32 million on ancillary catch-up capital, with normal sustenance capital below depreciation). No significant new expenditures have been committed to over the past six months. Funding for all capital expenditure projects is available within existing credit lines.

Average funds employed were up $91 million primarily due to the pulp mill project expenditure ($105 million for the period, $188 million to date), which will begin to deliver a return in 2009.

The distribution for PaperlinX Step-up Preference Securities (SPS) instrument for the first half of the 2008 financial year was $4.8222 per security, which totalled $12.9 million.

PaperlinX has an appropriate mix of long, medium and short-term debt, and has undrawn lines of credit available to it beyond current foreseeable needs. In February 2008, the Company renewed its multi-currency borrowing facility with a cap of US$589 million in 1, 3 and 5 year tranches. Net interest expense reduced 14 per cent to $31.5 million, reflecting the benefits of the equity raised through the SPS against increases in floating interest rates and higher debt levels associated with the pulp mill project (capitalised interest was $7.1 million versus $1.2 million in the prior corresponding period).

As a part of the Group's ongoing property sales programme to release funds for growth, a process has begun to sell a pan-European portfolio of the remaining Company-owned properties in Europe, with a book value of approximately $140 million with upside sales potential.

Potential future income tax benefits relating to accumulated tax losses of $95 million (tax affected) have not been recognised in the balance sheet.

Dividend

Directors have declared an unfranked interim dividend of 3.0 cents per share compared with 5.0 cents per share in the prior corresponding period.

The interim dividend will be paid on 4th April 2008 to shareholders on record as of 5th March 2007 as being entitled to the dividend. The PaperlinX Dividend Reinvestment Plan (DRP) applies in respect of this interim dividend.

Sustainability

Employees

As at 31 December 2007, PaperlinX had 9,466 employees, up 0.2 per cent versus the prior corresponding period and up 2.4 per cent versus two years ago (as a result of acquisitions). Of our employees, 29 per cent are in Australia, New Zealand and Asia, 54 per cent in Europe and 17 per cent in North America.

Safety

Achieving our goal of no accidents and injuries is a continuous challenge. Over the past six years, the overall Lost Time Injury Frequency Rate (LTIFR) has been reduced successfully by 40 per cent, and in the last 12 months the Group's rolling LTIFR decreased from 6.3 to 5.4.

A number of programmes are underway to lead further improvement, such as vehicle and traffic risk management and manual handling training, while a new health and wellness programme for employees is being rolled out this year.

Safety and health will continue to be a key focus for PaperlinX at all levels of management and operations.

Rolling 12 month average LTIFR
(Injuries per million hours worked)


12
10
8
6
4
Jun01
Jun07

Environment

PaperlinX has a long-term commitment to the environment, and is focusing on areas where sustainability can deliver real and credible benefits at many levels.

We believe there are three critical areas our organisation should focus on:

1. Energy use and carbon footprint (greenhouse gas emissions)
2. Resource use and water management
3. Waste reduction and recycling.

Manufacturing is an energy intensive business, and storing and distributing paper also uses energy. Given that our manufacturing operations account for around 90 per cent of our energy use, much of the effort is focused here.

Key projects include:

- Preparing a carbon strategy ahead of the Australian Government National Greenhouse & Energy Reporting Act, which has included quantifying and then seeking ways to improve our total carbon footprint in Australian manufacturing
- PaperlinX has signed a Greenhouse Challenge Plus agreement with the Australian Government, and is identifying and implementing further opportunities to reduce greenhouse gas emissions (GGE) at Australian Paper's manufacturing sites
- Launch of ENVI®, Australia's first carbon neutral printing and publishing paper accredited by the Australian Greenhouse Office
- Oil and coal-fired boilers have been replaced at Wesley Vale and Shoalhaven with gas-fired boilers, which will significantly reduce greenhouse gas emissions
- Warehouse consolidations reducing logistics emissions
- The Maryvale Pulp Mill upgrade will provide strong economic benefits and reduce GGE, other air emissions, odour and liquid waste
- Australian Paper recently qualified as a member of the WWF Australia Forest and Trade Network. This is an initiative to promote responsible forest management and credible forest certification.

Other projects across the Group include:

- Formation of a Sustainability Affinity Group to co-ordinate an overall Group sustainability position, and facilitate the sharing of global best practice in this area, along with the appointment of a Sustainability Director in Europe
- The Group is rationalising its logistics operations in Europe to improve fleet utilisation and reduce greenhouse gas emissions.
- Sites around the Group are identifying and implementing recycling opportunities for waste, such as fibre, plastic, paper, wood and metals.

PaperlinX had no significant environmental breaches or non-compliance with environmental regulations during the period.

Balance Sheet

PaperlinX Limited and Controlled Entities		December 2007	December 2006
Current assets	$M	2,742.1	2,698.8
Non-current assets	$M	1,713.8	1,494.5
Total assets	$M	4,455.9	4,193.3
Current liabilities	$M	1,720.9	1,355.2
Non-current liabilities	$M	778.3	1,216.5
Total liabilities	$M	2,499.2	2,517.7
Shareholders equity	$M	1,956.7	1,612.6
Key Balance Sheet Ratios			
Net debt	$M	951.9	1,067.1
Net tangible assets per share	$	2.67	2.55

Income Statement

PaperlinX Limited and Controlled Entities	6 months ended 31 December 2007 $M	2006 $M
Sales revenue	3,783.0	3,948.5
Operating earnings before depreciation, amortisation, interest and income tax (EBITDA)	136.5	137.8
Depreciation and amortisation	(50.8)	(50.7)
Operating earnings before interest and income tax (EBIT)	85.7	87.1
Net interest expense	(31.5)	(36.4)
Operating profit from ordinary activities before income tax	54.2	50.7
Income tax expense on operating profit	(18.9)	(18.0)
Outside equity interests	0.0	0.0
Net profit after tax	35.3	32.7

Return On Average Funds Employed[1]

	6 months Dec 2007 %	6 months Dec 2006 %
Merchanting*	11.4	11.4
Australian Paper*	0.7	0.6
PaperlinX Group	6.2	6.6

**before allocation of corporate overheads.*

[1] EBIT/average funds employed.

Summary and Outlook

Fine paper manufacturing capacity reductions continue to balance weakening demand to see global capacity utilisation rates hold or improve. Thus, despite generally soft demand in the UK and the US, prices are holding with some potential for increases in Europe (including the UK) and Asia. Industry consolidation could lead to further capacity reductions and thus influence future pricing.

PaperlinX does not expect substantial assistance from the above in the second half, but does note the potential for improved industry dynamics in the medium term. Variations to demand, input costs and currency relativities will all continue to influence results, as has been seen in the first half of 2008.

The primary contribution to future PaperlinX earnings growth outside of improvements in external conditions remains the successful delivery of the strategic initiatives, now expected to exceed the original 2009 target of $100 million per annum by up to $25 million per annum following successful completion of the pulp mill upgrade project. Changes already mentioned to the pulp mill project are not expected to materially impact 2008 earnings projections, though upside exists to benefits that are expected in fiscal 2009.

Financing flexibility is provided by the renewal of the multi-currency borrowing facility, continued target reductions of working capital and the planned sale of a pan-European portfolio of properties with a book value of $140 million.

Internal momentum continues to be positive as reflected in successful acquisition integrations, broad-based delivery of strategic initiatives, improving working capital to sales ratios, successful roll-out of common IT systems, an improving environmental footprint and continued reductions in injury frequency rates.

Sector Commentary

Paper Merchanting

Paper Merchanting Total[1]		6 months Dec 2007	6 months Dec 2006
Sales volume	'000 tonnes	1,863	1,910
Sales revenue	A$M	3,457	3,618
Earnings before interest and tax	A$M	96.6	99.1
EBIT/Sales ratio	%	2.8	2.7
Return on average funds employed	%	11.4	11.4

(1) Reported historic results adjusted to reflect the formation of PaperlinX Office.

Overall sales volume for Paper Merchanting was down around 2.5 per cent due mainly to lower volumes in the UK and NW Europe (mostly indent and commodity uncoated) and the divestiture of Western Canadian operations.

The EBIT/Sales ratio improved marginally (2.8 per cent versus 2.7 per cent) as a result of actions taken to improve mix.

The stock to indent ratio (the ratio of product sold from our warehouse stock compared to the product sold directly from suppliers) improved.

Growth in Sign and Display, Graphics and Industrial Packaging revenue was around 5 per cent in source currency.

Sales revenue for the total Paper Merchanting business was 4.5 per cent behind the prior corresponding period and EBIT was 3 per cent behind, though underlying EBIT was flat.

Average working capital was 6.8 per cent below prior and the average working capital to sales ratio declined from 16.1 per cent to 15.7 per cent.

The return on average funds employed was 11.4 per cent, well above the cost of capital and in line with the prior corresponding period.

Sector Commentary continued

Europe – Paper Merchanting

		6 months Dec 2007	6 months Dec 2006
NW Europe	'000 tonnes	352	382
UK and Ireland[1]	'000 tonnes	572	601
Central and Southern Europe	'000 tonnes	258	258
Total European sales volume	'000 tonnes	1,182	1,241
Sales revenue	€M	1,396	1,399
Earnings before interest and tax	€M	38.6	38.8
EBIT/Sales ratio	%	2.8	[illegible]

[1]Also includes volume from South Africa.

European sales volumes were down 5 per cent. Our key markets in the UK and the Netherlands both suffered market driven volume declines, although this was largely confined to lower margin indent and office products sales, with December particularly weak for what appear to be seasonal reasons.

The average price realisation across the European Merchanting platform was 5 per cent ahead of the prior corresponding period, supported by continued improvements in mix, including the acquisition in Italy, ongoing improvements in the stock to indent ratio, continued growth in Sign and Display and Industrial Packaging, and branded sales of key coated and environmental papers.

Reported EBIT was largely in line with the prior corresponding period despite volume declines seen in a small number of key markets. Underlying EBIT was up 3 per cent on the prior corresponding period and the EBIT/sales ratio held at 2.8 per cent.

Progress on the rollout of the UK integrated logistics solution, The Delivery Company, has progressed well, with 11 sites now operational (7 sites exited).

The consolidation of two warehouses in Barcelona onto one site was successfully completed. In the Netherlands, the successful consolidation of our envelope manufacturing business, Velpa, and our industrial packaging business onto one site was completed. The integration of the two business papers activities in the Netherlands was completed, and they are now operating as Living Office.

Average working capital improved on the prior corresponding period, as did the average working capital to sales ratio, which improved to 17.6 per cent from 18.0 per cent in the prior correspond period.

Printers in the UK are facing a challenging market, raising the need for continued tight management of creditors.

Operating expenses were in line with the prior corresponding period, with cost savings balancing higher labour costs.

The integration and results for the acquisition in Italy are progressing ahead of plan.

The rollout of a common European IT system is progressing to plan, with implementation in Ireland and progressed rollouts in Germany and the UK.

North America - Paper Merchanting

		6 months Dec 2007	6 months Dec 2006
Sales volume	'000 tonnes	320	315
Sales revenue	US$M	561	547
Earnings before interest and tax	US$M	19.0	20.2
EBIT/Sales ratio	%	3.4	3.7

Total sales volume growth for North America of 1 per cent was impacted by the sale of businesses in Western Canada as a result of the Cascades acquisition in Canada. Excluding this impact, underlying volume growth of 5 per cent was ahead of the market, supported by a 9 per cent growth in proprietary brands and various top line growth initiatives.

Overall market conditions were soft, with the US showing reduced market volumes (total US printing and writing paper volumes down 4.7 per cent in calendar 2007). Despite US mill capacity utilisation rates being consistently above 94 per cent, all North American producers are struggling to cover increased input and operational costs.

North American paper selling prices continued to be supported by mill capacity reductions (some 2.1 million short tonnes of woodfree capacity alone in calendar 2007), with realised prices up 1 per cent on the prior corresponding period, despite ongoing weakness in market demand.

The total operating earnings result eased reflecting the impact of the weak US market on EBIT margins.

Canadian prices were down over 6 per cent as a result of the weak US dollar, but due to good margin management, gross profit percentage was up 1 per cent.

The Toronto warehouse integration (four locations into one) was completed successfully in January 2008. IT integrations across Canada and within Kelly Paper are now completed, providing additional opportunities for business benefits.

Operating expenses were impacted by business improvement initiatives underway, which will provide growth platforms into the future (graphics, global customer solutions).

Average working capital to sales at 12.6 per cent was a slight improvement over the prior corresponding period at 12.9 per cent.

Australia, New Zealand and Asia[1] – Paper Merchanting

		6 months Dec 2007	6 months Dec 2006
Sales volume	'000 tonnes	375	370
Sales revenue	A$M	518	532
Earnings before interest and tax	A$M	10.7	6.3
EBIT/Sales ratio	%	2.1	1.2

[1] *Includes the Group's paper trading activities.*

Reported EBIT was up 71 per cent with underlying EBIT up 40 per cent. The prior corresponding period included negative currency impacts that were not repeated. Revenue was 3 per cent below the prior corresponding period, with lower revenues in paper trading having a considerable impact. Excluding this, revenues were down only 0.5 per cent.

Pricing in Australia and New Zealand remained under pressure from a weak US dollar. Overall price realisations for the region were down around 4 per cent, with regional and mix variations.

Australian earnings remained under pressure from the competitive market conditions. New Zealand earnings saw the benefit against prior of the non-repeating FX impacts, but underlying earnings were largely flat in a very competitive market.

Customer consolidation remains a feature of both the Australian and New Zealand markets. We entered into the Australian sign and display market with the acquisition of iMedia.

Asian EBIT was 23 per cent above the prior corresponding period on the back of volume growth and tight control of operating expenses. Overall pricing was up on the prior corresponding period, helping margins.

Paper Trading earnings remained unchanged despite volume restrictions from Paper Manufacturing due to shuts related to the pulp mill upgrade.

Average working capital was reduced by 12 per cent as a result of ongoing good performance on inventory management and warehouse consolidations leading to a continued improvement in the working capital to sales ratio.

Earnings benefited from good performance on trading expenses, which were down 10 per cent.

Paper Manufacturing

Paper Manufacturing Total		6 months Dec 2007	6 months Dec 2006
Communication paper sales volume	'000 tonnes	232	254
Packaging paper sales volume	'000 tonnes	149	159
Total sales volume	'000 tonnes	381	413
Sales revenue	A$M	482	510
Underlying earnings before int and tax	A$M	8.7	12.6
Reported earnings before int and tax	A$M	3.9	3.0
Return on average funds employed	%	0.7	0.6

Overall sales volumes were impacted by the second shut related to the pulp mill upgrade and a corresponding reduction in export volumes. Domestic communication papers volumes were up from the prior corresponding period, although overall volume declined due to reduced exports.

Higher pulp costs have continued to impact operating earnings, with the average price of pulp up 15 per cent on the prior corresponding period in US dollars. Cost increases in US dollars have been mitigated to some extent by the stronger Australian dollar (up 2.5 per cent in Australian dollars). Pulp prices have remained high, with further increases announced.

Reported EBIT contained less one-off charges than in the prior corresponding period resulting in a small increase from $3.0 million to $3.9 million. Underlying EBIT of A$8.7 million was less than the prior corresponding period due to the combined impact of the stronger Australian dollar, higher pulp costs and weaker coated paper prices.

In the face of cost and currency impacts, good progress has been made on efficiencies and positive mix management to contain the downward impact on EBIT to only $3.9 million.

The high Australian dollar continues to hold down pricing across most segments, though more particularly in coated woodfree and publication papers markets, with a net direct impact on EBIT from export earnings of A$(8.7) million versus the prior corresponding period.

Ongoing work on product and customer rationalisation saw shift reductions on three manufacturing units to take effect in the second half of the year. Restructuring charges associated with the shift reductions were booked in the first half.

The GO GREEN WITH ENVI® range of carbon neutral papers was launched during the period, offering the first Australian-made carbon neutral paper with Australian Greenhouse Office certification.

Average working capital was at a similar level to the prior corresponding period; however, the period end position for working capital to sales was adverse due to the timing of plant shuts.

Two major shuts have now been completed for the Maryvale pulp mill project, with benefits being seen from the work completed.

Insurance proceeds of $3.6 million were received during the period.



Europe
Adria Papir
Alpe Papir
Antalis SpA
Bratislavská papierenská
Budapest Papir
BührmannUbbens
Caledonia
CC&CO Group
ContactHorne Paper
Deutsche Papier
DM Paper
Dunav Papir
Epacar
Finwood Papers
Howard Smith Paper Group
Mercator Papier
Ospap
Paper Products Marketing
PaperNet Austria
PaperNet Denmark
Polyedra
Proost en Brandt
Robert Horne Group
The Paper Company
Udesen
Union Papelera

Australia, New Zealand and Asia
Australian Paper
Dalton Fine Paper
PaperlinX Office
Paper Products Marketing
Spicers Paper
Winpac Paper

North America
Coast Paper
Kelly Paper Company
Paper Products Marketing
Papier Coast
Roll-O-Vert
Spicers Canada
Spicers Paper Inc

Corporate Directory

Registered Office and Head Office
PaperlinX Limited
ABN 70 005 146 350

307 Ferntree Gully Road
Mount Waverley
Victoria 3149
Australia

Telephone: +61 3 8540 2211
Facsimile: +61 3 8540 2280
Internet: www.paperlinx.com
Email: contact@paperlinx.com.au

Share Registry
PaperlinX Share Registry
Yarra Falls
452 Johnston Street
Abbotsford
Victoria 3067
Australia

Telephone: 1800 232 867 or +61 3 9415 4000
Facsimile: +61 3 9473 2500
Internet: www.computershare.com

Forward Looking Statements:

Certain statements in this Report relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

The paper used in this publication is distributed exclusively by PaperlinX and its merchanting businesses.

This publication is printed on Tudor RP 100% Recycled.

Tudor RP is Australian made and contains 100% recycled fibre sourced from collected office, printing and converting waste. No chlorine bleaching occurs in the recycling process and Australian Paper has ISO 14001 accreditation. Sales of Tudor RP support Landcare Australia.

When you have finished with this publication, PaperlinX encourages you to recycle it to avoid landfill.

PaperlinX

ASIA PACIFIC

Kevin Keenai
Company Sec etaiy

Phone: 61 3 8(38 :978
Fax: 61 3 9(14 :298

2 April 2008

Australian Sec ıriti:s Exchange
Company Ann ıun:ements Office
20 Bridge Stre :t
SYDNEY NSV 20)0

Dear Sir/Mada n

Substantial Security Holder Notice

Please find at ach:d a notice of change of interests of Substantial Security Holder for PaperlinX l imit:d.

Yours sincerei

Kevin Keenan
Company Sec etaiy

AXA
AUSTRALIA

From	To:
Bruce Cooper	Mr James Orr
AXA Funds M: nag:ment	307, Ferntree Gully Road Mount Waverly VIC 3149
Tel: 61 3 86 :8 2991 **Fax:** 61 3 86 :8 2966 **E-mail:** bruce.c oop r@axa.com.au	**Fax:** (03) 8540 2280
Date: 3 April 2 08	**Pages:** 9 (inclusive)

NOT CE OF CHANGE IN SUBSTANTIAL SHAREHOLDING

Please find att che d Notice of substantial shareholding as forwarded to the Australian stock exchang .

Please contact ne :f you have any queries.

Kind Regards

Bruce Cooper
Investment Op :rat ons

Form 604

Corporations Act 2001
Section 671B

No ice of change of interests of substantial holder

To Company Name/Scheme	?apen nX Limited
ACN/ARSN	05 14 350

1. Details of substantial holder (1)

Name	.XA S \ ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH sted i Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in ched le 1.
ACN/ARSN (if applicable)	59 12 011

There was a change in the interests of the substantial holder on	28/03/2008
The previous notice was given to the comp ny on	13/12/2007
The previous notice was dated	13/12/2007

2. Previous and present voting power

The total number of votes attached to all th voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	53,782,071	11.93%	60,635,944	13.46%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give subs antial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each erson whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3)	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(i) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Kevin Keenan

Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here: 

Date: 02/04/2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	750 Collins Street. Docklands, Victoria 3008
AXA Rosenberg Investment Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	750 Collins Street. Docklands, Victoria 3008
IPAC Asset Management Limited	750 Collins Street. Docklands, Victoria 3008
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	750 Collins Street. Docklands, Victoria 3008
Part A(iii) - Other relevant interests	
[Not applicable]	

PART - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	750 Collins Street. Docklands, Victoria 3008

Name	Address
National Mutual Funds Management (Global) Limited	750 Collins Street. Docklands, Victoria 3008
AXA Asia Pacific Holdings Limited	750 Collins Street. Docklands, Victoria 3008
The National Mutual Life Association of Australasia Ltd	750 Collins Street. Docklands, Victoria 3008
Ipac Asset Management Ltd	750 Collins Street. Docklands, Victoria 3008
Ipac Financial Care Ltd	750 Collins Street. Docklands, Victoria 3008
Ipac Portfolio Management Ltd	750 Collins Street. Docklands, Victoria 3008
Ipac Financial Services Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Ipac Group Services Pty Ltd	750 Collins Street. Docklands, Victoria 3008
David Bird Financial Services Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Lidomein Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Walker Lawrence & Associates Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Strategic Planning Partners Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Albert & Will Financial Planning Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Financial Resources Group Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Clientcare Australia (Investments) Pty Ltd	750 Collins Street. Docklands, Victoria 3008
TM Securities Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Monere	750 Collins Street. Docklands, Victoria 3008
Armitage Investment Services Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Armitage Group Pty Ltd	750 Collins Street. Docklands, Victoria 3008
Sterling Grace Portfolio Management Group Pty Ltd	750 Collins Street. Docklands, Victoria 3008
SG Holdings Ltd	750 Collins Street. Docklands, Victoria 3008
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	750 Collins Street. Docklands, Victoria 3008
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-750 Collins Street, Docklands, Victoria 3008

Name	Address
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type		Consideration	# Shares
HSBC Custody Nominees Ltd Australia as custodian for National Mutual Funds Management Limited	open				18,843,830.00
	23-Jan-08	buy	-	1,412,839.33	615,402.00
	14-Feb-08	buy	-	1,821,454 31	801,400.00
	20-Feb-08	buy	-	329,874.38	157,300.00
	22-Feb-08	buy	-	29,081.30	13,564.00
	26-Feb-08	buy	-	604,011.77	279,500.00
	28-Feb-08	buy	-	25,477 92	12,000.00
	29-Feb-08	buy	-	162,452.46	76,500.00
	03-Mar-08	buy	-	315,404.82	149,900.00
	04-Mar-08	buy	-	382,607.42	181,812.00
	05-Mar-08	buy	-	306,490.60	144,600.00
	06-Mar-08	buy	-	138,171.94	64,100.00
	07-Mar-08	buy	-	32,106.51	14,719.00
	20-Mar-08	sell		1,537,279.12 -	605,228.00
					20,748,999.00
HSBC Custody Nominees Ltd Australia as custodian for ipac Securities Limited	open				3,114,128.00
	13-Feb-08	buy		-1193141.21	553,860.00
	14-Feb-08	buy		-52007.19	22,882.00
					3,690,870.00
Merrill Lynch Custodian Nominees as custodian for ipac Securities Limited	open				-
	10-Dec-07	buy	-	168,678.65	65,100.00
	31-Jan-08	buy	-	19,051.79	8,800.00
					73,900.00
Various Nominees (International AXA Entities) Details not available at time of filing	open				31,824,113.00
	8-31 Dec 2007	buy			23,454.00
	Jan-08	buy			231,145.00
	Feb-08	buy			1,010,300.00
	Mar-08	buy			3,033,163.00
					36,122,175.00
TOTAL					60,635,944.00

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,445,838
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$2.13 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to shareholders who elected to participate in the Dividend Reinvestment Plan for the 2008 interim dividend
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	453,094,354	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5,154,930 options and 7,840,160 rights	Employee share options & rights pursuant to PaperlinX Employee Share/Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 April 2008
(~~Director~~/Company secretary)

Print name: James K Orr

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	7 March 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest through:- - Ristolle Pty Ltd - Guyhill Pty Ltd <Guy Superannuation Fund A/C>
Date of change	4 April 2008
No. of securities held prior to change	78,851 - Direct 13,279 - Indirect 65,572
Class	Fully paid ordinary shares
Number acquired	Direct – 182 <u>Indirect</u> Ristolle Pty Ltd - 441 Guyhill Pty Ltd <Guy Superannuation Fund A/C> - 287
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.13 per share
No. of securities held after change	79,761 - Direct 13,461 - Indirect 66,300

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in PaperlinX Ltd's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	2 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest through 1. Scheinkestel Superannuation Pty Ltd A/C No. 2 2. Scheinkestel Superannuation Pty Ltd A/C No. 3
Date of change	4 April 2008
No. of securities held prior to change	39,632
Class	Fully paid ordinary shares
Number acquired	Scheinkestel Superannuation Pty Ltd A/C No. 2 - 95 shares Scheinkestel Superannuation Pty Ltd A/C No. 3 - 464 shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.13 per share
No. of securities held after change	40,191
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in PaperlinX Ltd's Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	3 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest through Suzanne Jeanette Yelland
Date of change	4 April 2008
No. of securities held prior to change	44,867 - Direct 35,146 - Indirect 9,721
Class	Fully paid ordinary shares
Number acquired	Direct – 418 Indirect – 138
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2.13 per share
No. of securities held after change	45,423 - Direct 35,564 - Indirect 9,859
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in PaperlinX Ltd's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

10 April 2008

BY FAX - ORIGINAL IN POST
(61 3 8540 2255)

PaperlinX Limited
307 Ferntree Gully Road
Mount Waverly
Victoria 3149 Australia

Re: Notice of Person Ceasing to be a Substantial Shareholder Under Section 671B

Corporate Secretary:

Enclosed is a Notice under Section 671B of Person Ceasing to be a Substantial Shareholder dated 09 April 2008. The decrease in holding percentage is due to the increase in the outstanding share capital.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 671B in the past.

For the purposes of this Notice an outstanding share balance of 453,094,354 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Gina Martinez
Compliance Manager

Form 605

Corporations Act 2001 Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	PaperlinX Limited
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
CAN/ARSN (if applicable	N/A

The holder ceased to be a substantial holder on	9 April 2008
The previous notice was given to the company on	3 November 2006
The previous notice was dated	2 November 2006

The shares reported were owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
9 April 2008	The Capital Group Companies, Inc.	Decreased holdings due to an increase in the outstanding share capital.	n/a	0 Ordinary shares	0 shares

See Annexure A dated 2 November 2006

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

The shares being reported are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

See Annexure A dated 9 April 2008 (copy attached)

Signature

print name Liliane Corzo capacity: Associate Counsel

sign here ______________________ date 10 April 2008

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 605 (cease) signed by this corporation dated 9 April 2008.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Australia Annexure
PaperlinX Limited

9 April 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000012	22,547,000	
		22,547,000	
GRAND TOTAL		**22,547,000**	**4.98%**

Nominee List

PaperlinX Limited
09 April 2008

Nominee Name

Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia 11000012		22,547,000
	Total Shares:	22,547,000

MAPLE-BROWN ABBOTT

11 April 2008

Mr James Orr
Company Secretary
PaperlinX Limited
307 Ferntree Gully Rd
Mt Waverley VIC 3149

By Fax: (03) 8540 2255

Dear Mr Orr

We wish to advise that our substantial shareholding in the Company has changed and enclose the formal notice. A notice has also been lodged with the Stock Exchange in Sydney.

Yours sincerely

Richard Grundy
Company Secretary

Maple-Brown Abbott Limited
Level 30, 20 Bond Street Sydney NSW 2000 Australia
Telephone +61 2 8226 6200 Facsimile +61 2 8226 6201
www.maple-brownabbott.com.au
ABN 73 001 208 564
AFSL No. 237296, RSE Licence No. L0000130

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: PaperlinX Limited

ACN/ARSN: 005 146 350

1. Details of substantial holder(1)

Name: Maple-Brown Abbott Limited

ACN/ARSN (if applicable): 001 208 564

There was a change in the interests of the substantial holder on: 09/04/08

The previous notice was given to the company on: 08/10/07

The previous notice was dated: 04/10/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	51,880,345	11.51%	57,061,192	12.59%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
09/04/08	Refer Annexure A	Purchases and issue of new securities	----------Refer	Annexure	B-----------

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
--------	---------------	Refer Annexure	C--------------	---------	------------

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Richard Grundy capacity Company Secretary

sign here date 11/ 04 /08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

PaperlinX
Registered Shareholdings as at 4 October 2007

Registered Name	Address	Holding
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	15,640,664
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	13,728,073
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	7,430,200
JP Morgan Worldwide Securities Services	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	6,520,199
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	4,460,386
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	1,340,918
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	1,294,132
The Northern Trust Company	Level 46, UOB Plazza 1, 80 Raffles Place, SINGAPORE 048624	640,593
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	490,503
The Bank of New York	One Temasek, #02-01 Millenia Tower, SINGAPORE 039192	334,677
		51,880,345

Annexure B

PaperlinX

Net Trades between 5 October 2007 and 9 April 2008

Date	Quantity	Consideration
05-Oct-2007	193,200	585,378.49
11-Oct-2007	100,000	312,166.11
15-Oct-2007	25,672	78,781.51
22-Oct-2007	8,413	24,238.08
23-Oct-2007	200,000	579,990.60
25-Oct-2007	809,853	2,224,287.42
26-Oct-2007	250,000	701,849.80
07-Nov-2007	750,000	1,826,233.40
08-Nov-2007	460,636	1,085,610.04
09-Nov-2007	(113,281)	(261,509.87)
13-Nov-2007	469,145	1,134,971.86
14-Nov-2007	420,000	1,038,736.70
15-Nov-2007	230,000	592,794.72
20-Nov-2007	200,000	492,229.92
21-Nov-2007	50,000	123,006.49
23-Nov-2007	235,366	579,837.37
26-Nov-2007	100,000	245,884.33
03-Dec-2007	50,000	123,022.38
04-Dec-2007	50,000	119,894.35
09-Jan-2008	(5,112)	(12,274.82)
15-Jan-2008	(207,040)	(465,840.00)
21-Jan-2008	114,465	252,967.65
28-Feb-2008	789,530	1,681,703.01
	5,180,847	13,063,959.54

11/4/8

Annexure C

PaperlinX
Registered Shareholdings as at 9 April 2008

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	29,251,837
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	7,888,724
JP Morgan Worldwide Securities Services	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	7,112,827
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	5,232,966
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	2,991,549
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	1,421,392
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	1,373,849
The Northern Trust Company	Level 46, UOB Plazza 1, 80 Raffles Place, SINGAPORE 048624	726,639
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	613,488
The Bank of New York	One Temasek, #02-01 Millenia Tower, SINGAPORE 039192	339,390
The Constantia Trust	77 Hampden Ave, WAHROONGA NSW 2076	50,000
Kilcare Superfund	391A Bobbin Head Road, TURRAMURRA NSW 2074	50,000
RBC Dexia Investor Services Bank S.A. (Dublin)	George's Quay House, 43 Townsend Street, DUBLIN 2 IRELAND	8,531
		57,061,192

10/4/08

END

TOTAL P.06